As filed with the Securities and Exchange Commission on June 1, 2012

Registration No.  333-●

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________
REGISTRATION STATEMENT
Under Schedule B
of The Securities Act of 1933
_____________________________________________________

The State Treasury of the
Republic of Poland
(Name of Registrant)

Consul General of the Republic of Poland
233 Madison Avenue
New York, NY 10016

(Name and address of authorized agent in the United States)

It is requested that copies of notices and communications
from the Securities and Exchange Commission be sent to:

Doron Loewinger, Esq.
White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom
_____________________________________________________

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Debt Securities	U.S. $5,000,000,000	100%	U.S. $5,000,000,000	U.S. $573,000

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.

_____________________________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

The following are cross references between Schedule B of the Securities Act of 1933 and the Prospectus and the Registration Statement:

Schedule B Item                                Heading in Prospectus or location in Registration Statement

1                                                           Cover Page
2                                                           Use of Proceeds
3                                                           Public Debt; Tables and Supplementary Information
4                                                           Public Debt
5                                                           Public Finance
6                                                           *
7                                                           Authorized Agent in the United States
8                                                           *
9                                                           *
10                                                         Plan of Distribution*
11                                                         **
12                                                         Validity of the Securities
13                                                         *
14                                                         **
__________________

*	Information to be provided from time to time in the prospectus supplements and/or pricing supplements to be delivered in connection with any offering of debt securities.

**	Information included in Part II of this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

THE STATE TREASURY
of
THE REPUBLIC OF POLAND
Represented by
The Minister of Finance

Debt Securities

The State Treasury of the Republic of Poland may offer up to U.S.$ 5,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements.  The securities will be unconditional, unsecured and general obligations of the Republic of Poland.  The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.

The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus.  You should read this prospectus and any supplement carefully before you invest.  This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

______________________
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

______________________

June 1, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the State Treasury of the Republic of Poland, known as the State Treasury, filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process.  Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$ 5,000,000,000.  This prospectus provides you with basic information about the Republic of Poland (“Poland”), and a general description of the debt securities the State Treasury may offer.  Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering.  Before you invest, you should read both this prospectus and any prospectus supplement.  References herein to the prospectus are also to the relevant prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

All references to “U.S. dollars” or “U.S.$ ” in this prospectus are to United States dollars, all references to “złoty” or “PLN” are to Polish złoty and all references to “EUR” are to the euro, the currency of the adopting member states of the European Union (the “EU”).  All currency conversions in this prospectus are at the National Bank of Poland’s official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period.  For your convenience, the State Treasury has converted certain amounts from złoty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date.  The following table sets forth the złoty to U.S. dollar, the złoty to euro and the U.S. dollar to euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

	2007	2008	2009	2010	2011
	(PLN per U.S.$)(1)
Year end	2.4350	2.9618	2.8503	2.9641	3.4174
Average for year	2.7667	2.4092	3.1162	3.0157	2.9634
	(PLN per EUR)(1)
Year end	3.5820	4.1724	4.1082	3.9603	4.4168
Average for year	3.7829	3.5166	4.3273	3.9946	4.1198
	(U.S.$ per EUR)(2)
Year end	1.4603	1.3919	1.4332	1.3361	1.2973
Average for year	1.3711	1.4726	1.3935	1.3261	1.3931
__________
(1)	Source: National Bank of Poland
(2)	Source: Federal Reserve Bank of New York

For information on the convertibility of the złoty, see “Balance of Payments and Foreign Trade—Exchange Rate Policy”.

Poland’s Government budgets on a calendar year basis and, accordingly, quarterly data represent the relevant quarters of a calendar year.

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding.  In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data.  Certain other figures are preliminary in nature.  In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.

Unless otherwise stated, all references to increases or decreases in gross domestic product (“GDP”), are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period.  References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index (“CPI”), of a specific month against the index for the same month in the immediately preceding year.

This prospectus includes forward-looking statements.  All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland’s economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like.  Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct.  The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus or any other forward-looking statement included herein.

You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or any free writing prospectus that we provide to you.  We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.  You should not assume that the information contained in this prospectus is accurate as at any date other than the date of this prospectus.  This prospectus is not an offer to sell or a solicitation of an offer to buy any of our securities in any jurisdiction in which such offer or solicitation would be unlawful.

Poland’s internet address is http://www.poland.pl and the Ministry of Finance’s internet address is http://www.mofnet.gov.pl.  The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

TABLE OF CONTENTS

Page

USE OF PROCEEDS	1
THE REPUBLIC OF POLAND	2
THE ECONOMY	10
BALANCE OF PAYMENTS AND FOREIGN TRADE	16
MONETARY AND FINANCIAL SYSTEM	23
PUBLIC FINANCE	32
PUBLIC DEBT	41
TOTAL EXTERNAL DEBT	49
DESCRIPTION OF THE SECURITIES	51
ENFORCEABILITY OF JUDGMENTS	60
TAXATION	62
PLAN OF DISTRIBUTION	63
VALIDITY OF THE SECURITIES	64
AUTHORIZED AGENT IN THE UNITED STATES	65
OFFICIAL STATEMENTS AND DOCUMENTS	66
FURTHER INFORMATION	67
INDEX TO TABLES AND SUPPLEMENTARY INFORMATION	T-1

USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland’s State budget borrowing requirements or for general financing purposes.  See “Public Finance”.

THE REPUBLIC OF POLAND

Overview

Poland is one of the largest countries in Central Europe with a total territory (comprising land area, internal waters and territorial sea) of 322,575 square kilometers.  Situated on the Baltic Sea, Poland has a coastline of 770 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation.  Poland’s terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions, and several mountain ranges, including the Tatras, in the south.  Poland has more than 92,000 square kilometers of forest (approximately 29.6 percent of Poland’s total land area) and 140,000 square kilometers of arable land (approximately 44.8 percent of Poland’s total territory).

With a population of approximately 38.2 million, Poland is also one of the most populated countries in Central Europe.  Population density is estimated at approximately 122 persons per square kilometer, with approximately 60.9 percent of the population living in urban areas.  Warsaw, the capital of Poland and its largest city, has an estimated population of 1.7 million.  Seventeen other urban centers each have populations in excess of 200,000.

Poland is an ethnically and religiously homogeneous country.  Approximately 98.0 percent of the population is ethnically Polish and speaks Polish.  Germans constitute the largest minority group, numbering approximately 153,000 persons concentrated principally in Silesia.  Smaller ethnic and national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania.  It is estimated that approximately 88.4 percent of the population is Roman Catholic.

Constitution, Government and Political Parties

Background

After being partitioned by Russia, Prussia and the Austro-Hungarian Empire from the late eighteenth century to the early twentieth century, Poland re-emerged as an independent and democratic State after World War I.  In September 1939, the German and Soviet invasions of Poland commenced six years of military, social and economic devastation.  At the conclusion of World War II, the Yalta and Potsdam Agreements resulted in the subordination of Poland to the Soviet Union.

For the next 45 years, the Communist Party dominated the Government.  Government policy during this period was guided by a program of nationalization of industry, expropriation of large private landholdings, central planning of the economy and the suppression of political dissent.  In 1952, Poland adopted a constitution that institutionalized a Stalinist system of de facto one-party rule by the Communist Party.  Political and economic crises occurred in the 1950s, 1960s and 1970s.

Solidarity, the first independent trade union in the Soviet bloc, was formed in 1980 and soon consolidated the growing popular discontent with the Communist Government.  On December 13, 1981, in response to the threat of general country-wide strikes, the Government declared martial law and outlawed Solidarity.  Martial law continued for 18 months until July 1983.  In the following years, the Government attempted to implement incremental political liberalization (although Solidarity remained banned) and economic austerity, but the economy continued to falter.

In April 1989, the Communist Government and the democratic opposition led by Solidarity agreed to a power sharing arrangement and competitive elections to a bicameral parliament.  In June 1989, the overwhelming victory of Solidarity candidates in elections for available seats in Parliament signaled the end of the political monopoly of the Communist Party.  In May 1990, local elections were held in which Solidarity achieved a similar victory.  In November 1990, the first free national election for President in the post-World War II era resulted in the election of Lech Walesa, who had played an historic role in the formation and leadership of Solidarity.  In October 1991, the first free election for the entire Parliament was held.  The last Russian troops, units of which had been stationed in Poland since the end of World War II, were withdrawn in 1993.

The Constitution and Political System

Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections.  The Sejm consists of 460 members and the Senate consists of 100 members.  Generally, electoral rules for the Sejm stipulate that a minimum of 5 percent share of the popular vote must be gained by a party (8 percent for party coalitions) to gain seats.  All legislation must be approved by the Sejm and the Senate, and signed by the President.  In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote comprising at least half the total number of deputies.  The President, with the approval of either the Senate or the Sejm, may call a referendum on matters of fundamental importance to the country.

The Constitution also establishes the independence of the National Bank of Poland (the “NBP”), Poland’s central bank, which is charged with the responsibility of maintaining the value of the national currency, the Polish złoty.  The Constitution also grants the NBP the exclusive power of setting and implementing monetary policy.  Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60.0 percent of GDP.  There are also certain budget-related requirements that apply if public debt exceeds 50.0 percent of GDP.  See “Public Debt—Debt Management”.  Moreover, since 1999, under the Constitution, a Budget Act may not provide for the financing of the budget deficit by the NBP.  These limitations are intended to safeguard the fiscal health of the economy.

Under the Constitution, the President is elected by direct vote for a five-year term and may be re-elected only once.  Presidential powers include the right to initiate legislation, to veto legislative acts and, in certain instances, to dissolve Parliament.  The President’s power to dissolve Parliament is limited to instances where the Sejm fails to present the annual Budget Act for the President’s signature within four months of receipt thereof from the Government or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided in the Constitution.  The President commands the armed forces, represents the State in its foreign relations, appoints the judges of the Supreme Court and nominates the Prime Minister as well as the president of the NBP, subject to approval by Parliament.

The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm.

Poland is divided into 16 provinces, known as voivodships.  Each voivodship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at the voivodship level.  There are three levels of independent territorial self-government: voivodships, poviats and gminas.  There are 16 voivodships at the upper level (where self-governing authorities are located alongside government-appointed voivods), 314 counties as poviats at the intermediate level and 2,478 basic units of locally-elected governments, known as gminas (including 66 cities with poviat status).  Self-governing authorities are elected by popular vote.  All of the self-governing entities are financially autonomous and independent of each other and of the Government.  The Prime Minister may limit their activities only to the extent that their actions conflict with national law.  The self-governing entities are financed by a share of national taxes and by their own revenues, such as local taxes and fees.  The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.

Judicial authority is vested in the Supreme Court and appellate, regional and district courts.  A separate Constitutional Tribunal has jurisdiction over all constitutional matters.

Current Government and Politics

The most recent presidential election concluded on July 4, 2010, after two rounds.  The two competing candidates were Jarosław Kaczyński, of the Law and Justice (PiS) party and Bronisław Komorowski of the Civic Platform (PO) party (formerly the speaker of Parliament and acting

 President since April 2010, following the death of the previous President in a plane crash on April 10, 2010).  Bronisław Komorowski won the election with 53.01 percent of the votes and began his term on August 6, 2010.

The most recent Parliamentary elections were held on October 9, 2011.  Following these elections the Civic Platform (PO) party received 39.18 percent of the vote, the Law and Justice (PiS) party received 29.89 percent of the vote, the Palikot Movement party received 10.02 percent of the vote, the Polish People’s Party (PSL) received 8.36 percent of the vote and the Democratic Left Alliance (SLD) party received 8.24 percent of the vote.  In November 2011, the new government was formed, led by re-elected Prime Minister Donald Tusk and supported by the same coalition of parties that supported Mr. Tusk’s previous government prior to the general elections.

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by caucus) as at May 23, 2012:

Seats
Sejm
Civic Platform (PO)	206
Law and Justice (PiS)	135
Palikot Movement (RP)	43
Polish People’s Party (PSL)	28
Democratic Left Alliance (SLD)	26
Solidarna Polska (SP)	20
Unaffiliated	2
Total	460

Seats
Senate
Civic Platform (PO)	63
Law and Justice (PiS)	29
Polish People’s Party (PSL)	2
Solidarna Polska (SP)	2
Unaffiliated	4
Total	100

The most recent local elections were held in November 2010 with votes spread between local committees and main political parties.

The next Parliamentary elections are expected to be held in 2015.

International Relations

Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 179 countries.  In 1967, Poland joined the General Agreement on Tariffs and Trade (“GATT”), and is a member of the World Trade Organization (“WTO”), the successor to GATT.  In 1986, Poland rejoined the International Bank for Reconstruction and Development, known as the World Bank, and the International Monetary Fund (“IMF”), having withdrawn its original memberships in 1950.  Poland is also a member of the International Finance Corporation (“IFC”), and was a founding member of the European Bank for Reconstruction and Development (“EBRD”).  In 1996, Poland was accepted for full membership in the Organization for Economic Cooperation and Development (“OECD”).  Poland is also a member of the International Development Association (“IDA”), the Council of Europe Development Bank (“CEB”), and the European Investment Bank (“EIB”).

In November 1992, Poland signed an agreement on free trade with the member countries of the European Free Trade Association (“EFTA”).  By 2001, in accordance with the terms of this agreement, Poland had removed tariff barriers for almost all industrial goods from EFTA countries.

On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization.

European Union Membership

In December 1991, Poland signed the “Europe Agreement” with the European Community, now the European Union (“EU”), establishing a trade and political association between Poland and the EU.  The Europe Agreement became fully effective in 1994, and on April 8, 1994, Poland submitted a formal application for full EU membership.

Poland and nine other candidate countries signed the Accession Treaty with the European Union (the “Accession Treaty”) on April 16, 2003 in Athens.  The Accession Treaty was ratified by all EU members and candidate countries and came into force on May 1, 2004.

Accession to the European Union enabled Poland to participate in the EU legislative and decision-making process and made it bound by EU law (regulations, directives and decisions).  Poland has become eligible to have representation in the European Parliament.  For the purpose of European Parliamentary elections Poland is subdivided into constituencies, in the same manner as the United Kingdom, Ireland, Italy, France, Netherlands, Belgium and Germany.  Following the European Parliamentary elections in 2009, Poland has 50 members of the European Parliament, with the majority members belonging to the Group of European People’s Party and the Group of European Conservatives and Reformists.  As a member of the EU, Poland has to comply with the Stability and Growth Pact, which is a rule-based framework for the coordination of national fiscal policies in the economic and monetary union (“EMU”).  It was established to safeguard sound public finances, an important requirement for the EMU to function properly.  The adoption of the single currency (i.e., the euro) is required by the Accession Treaty and has been set as the objective of the Polish Government.  Its adoption requires fulfillment of certain economic and legal criteria and participation in the Exchange Rate Mechanism (“ERM II”).  Poland has undertaken to meet the relevant economic and legal criteria in the future, but no specific date has been established for adoption of the Euro.

Like all EU member states, Poland is subject to multilateral surveillance by the EU’s Council and obliged to prepare Convergence Programs on an annual basis.  Each Convergence Program provides for monitoring economic developments in each of the member states and in the EU as a whole as well as consistency of economic policies with the broad guidelines set by the EU on a regular basis.

Poland is required to prepare an annual Convergence Program covering fiscal policy, Poland’s main assumptions underlying its economic outlook and an assessment of economic policy measures and their budgetary impact.  This information is required to cover the current and previous year and include forecasts for at least the next three years.  Poland published its Convergence Program update for 2012 on April 25, 2012. The Convergence Program update contains information on measures taken by the Government in order to comply with the EU Council recommendations for eliminating Poland’s excessive general government deficit. The objective is to reduce the general government’s excessive deficit in 2012 and to ensure long-term sustainability of public finances. The main element of consolidation is a strong tightening on the expenditure side. In 2011 an efficient reduction of expenditure growth and other measures on the expenditure side contributed to one of the biggest deficit reductions since the transformation (by 2.7 percentage points of GDP). This trend is expected to continue in the current year. After reduction of the excessive deficit, the Government will further consolidate public finances to reach medium-term budgetary objective (MTO) in 2015.

One of the most important issues in the early years of Poland’s membership of the EU has been to implement effectively projects co-financed by the EU.  This is in line with the principle of European solidarity, which requires that the more affluent member states help less developed EU countries bridge the gap in their economic and social development.

From July to December 2011, Poland led the presidency of the Council of the European Union.  During that period, Poland made efforts to steer the European Union towards exiting the economic crisis and creating conditions for faster economic growth.  In this context, Poland focused on three fundamental priorities: “European integration as the source of growth”, “Secure Europe”, and “Europe benefiting from openness”.  The key achievements of the Polish presidency included the adoption of the EU’s 2012 budget, the completion of the so-called “six-pack” (a package of new legislative measures on economic and fiscal surveillance), as well as the signing of the accession treaty with Croatia.

Poland’s EU membership resulted in a major inflow of EU funds of approximately EUR 61.3 billion between May 2004 and January 2012 (mostly from structural funds for Cohesion Policy related initiatives and payments under the Common Agricultural Policy).  Conversely, during that period Poland made approximately EUR 23.2 billion of “Own Resources” payments to the EU.  The net inflow of EU resources amounted to approximately EUR 38.0 billion and is projected to rise in 2012 and in subsequent years mainly because of the progress in implementing the operational programs of the EU’s Cohesion Policy between 2007 and 2013.  EU funds are expected to provide additional support for the Polish economy, although the Government is taking necessary measures to prepare in advance for any adverse impact of the European economic slowdown and any resulting decrease in the flow of EU funds, which may have an adverse effect on public investments funded by the EU.

Inflow of EU funds into Poland since EU accession is presented below.

INFLOW OF EU FUNDS
	2004 (May - December)	2005	2006	2007	2008	2009	2010	2011
	(EUR millions)
Pre-accession Funds	483.0	672.2	222.3	0.9	34.7	0.0	0.0	0.0
Cohesion Policy	1,050.2	1,004.6	2,145.7	4,740.6	5,169.8	6,200.5	7,650.3	9,804.4
Common Agricultural Policy	297.4	1,542.1	1,937.4	2,770.4	2,031.2	2,913.9	3,515.8	4,326.3
Transition Facility	0.0	10.3	25.6	33.7	16.8	7.8	3.4	0.0
Cash Flow Facility Instrument	490.3	612.0	514.3	0.0	0.0	0.0	0.0	0.0
Schengen Facility	103.4	103.9	106.7	0.0	0.0	0.0	0.0	0.0
Other Funds	53.4	73.0	100.2	77.3	139.5	122.4	52.0	130.8
Migratory Funds	0.0	0.0	0.0	0.0	4.5	13.8	7.8	7.5
Total	2,477.6	4,018.1	5,052.2	7,622.9	7,396.4	9,258.4	11,229.3	14,269.0
__________
Source: Ministry of Finance

The following table sets forth information relating to the use of EU funds for the period between May 2004 and January 2012.

(EUR millions)
Current expenditures	29,471.43
Capital expenditures	31,910.43
Total	61,381.86
__________
Source: Ministry of Finance

The following table sets forth certain information with respect to projected inflow of EU funds for the periods indicated.  These are projections based on the current EU budget and do not reflect legal commitments on behalf of the EU to provide the funds.  See “About this Prospectus” for further information with respect to forward-looking statements.

PROJECTED FUTURE INFLOWS OF EU FUNDS
	2012	2013	2014
	(PLN millions)
Common Agricultural Policy	19,441.02	19,804.50	19,791.00
Cohesion Policy	45,050.92	54,106.11	n/a
__________
Source: Ministry of Finance

The following table set forth certain information with respect to “Own Resources” payments to the EU for the periods indicated.

OWN RESOURCES PAYMENTS
	May-Dec 2004	2005	2006	2007	2008	2009	2010	2011
	(EUR millions)
Payments related to Gross National Income	890.5	1,561.7	1,661.8	1,723.1	2,120.2	2,215.3	2,487.3	2,641.5
Payments related to VAT	192.7	359.0	418.4	506.5	551.4	452.6	506.9	548.6
Traditional Own Resources Payments	111.9	268.8	274.8	335.0	437.5	314.8	309.9	363.9
Rebates and corrections	123.9	189.8	197.5	214.7	293.0	251.0	185.8	179.7
TOTAL	1,319.0	2,379.4	2,552.5	2,779.3	3,402.1	3,233.7	3,489.9	3,733.8
__________
Source: Ministry of Finance

Relationship with Multilateral Financial Institutions

Since 1990, Poland has received substantial financial and technical support from various multilateral financial institutions, including the World Bank, the EIB, the EBRD and the IMF.  As at December 31, 2011, Poland’s liabilities to multilateral financial institutions amounted to EUR 11.5 billion and accounted for 20.8 percent of the State Treasury’s total external debt.

World Bank

The World Bank (IBRD) has provided significant financial support for Polish structural reforms as well as for the development of the Polish finance, infrastructure, health, environment and energy sectors.  As at December 31, 2011, the World Bank had authorized a total of U.S.$ 11.3 billion in loans to Poland, approximately U.S.$ 10.1 billion of which had already been disbursed.  Those amounts apply to loans guaranteed by the Polish State Treasury.  Exposure to Poland as of April 25, 2012 amounted to U.S. $5.893 billion.

European Investment Bank

Poland signed its first framework agreement with the EIB in 1990 and became a full member of the EIB upon its accession to the EU in May 2004.

The main areas of EIB operations in Poland comprise the transport, power and energy, health, education and telecommunications sectors.  In addition, the EIB provides commercially based loans to private enterprises and municipalities, as well as loans to financial intermediaries, in order to fund loans to small and medium sized enterprises.

As at December 31, 2011, the EIB had committed EUR 33.7 billion to Polish borrowers, of which EUR 24.2 billion had already been disbursed.  As of December 31, 2011, EIB’s exposure to Polish borrowers amounted to EUR 20.0 billion.

European Bank for Reconstruction and Development

Since the beginning of its operations in Poland, the EBRD has committed over EUR 5.44 billion (as at December 31, 2011) in various sectors of the country’s economy (corporate, financial institutions, infrastructure, energy and energy efficiency) mobilizing over EUR 22.02 billion from other sources of financing, EUR 0.76 billion was granted to the public sector and EUR 4.68 billion was granted to the private sector.

International Monetary Fund

Poland is a member of the IMF’s Special Data Dissemination System and complies with applicable practices and standards in publicly disseminating economic and financial data.  Currently, the IMF performs standard Article IV consultations with Poland on a 12-month cycle and makes unscheduled staff visits.

In 1999, Poland was invited to participate in a financial transactions plan with the IMF.  Under this plan, Poland contributes to the funding of IMF investments, based on a quota that is determined by the IMF as the upper limit of Poland’s obligation to make resources available to the IMF for its financial transactions.  In 2011, Poland’s quota share in the IMF increased to 0.71 percent from 0.63 percent in 2009 and is expected to increase to 0.86 percent once the amended Articles of Agreement come into force.

On January 21, 2011, the Executive Board of the IMF approved a two year credit line, subject to review after the first year, for Poland comprising 19.17 billion (approximately U.S.$ 30 billion) of special drawing rights (“SDRs”) under the IMF’s Flexible Credit Line (“FCL”).  The FCL is designed to provide assistance to countries with sound economic fundamentals, policies and track records of policy implementation.  Poland intends to treat the FCL as a standby measure and has not drawn on and is not currently planning to draw on the facility.  This credit line supersedes two previous FCL arrangements made in July 2010 and May 2009.  Prior to 2009, the most recent financial arrangement with the IMF was a 333.3 million SDRs stand-by arrangement which was approved in 1994 and fully repaid in 1995.

International Development Association

Since 1988, Poland has been a member and contributor to the IDA, which grants preferential long-term loans to the world’s poorest countries.  As at December 31, 2011, Poland’s contribution to the IDA amounted to 33.52 million SDRs, of which 23.54 million SDRs have already been paid.  Additionally, in 2006, Poland joined the Multilateral Debt Relief Initiative, committing to contribute the equivalent of PLN 33.18 million until 2043, of which five installments in the amount of PLN 2.33 million each have already been paid.

Nordic Investment Bank

Although Poland is not a member of the Nordic Investment Bank (“NIB”), it has access to NIB resources.  As at December 31, 2011, loans granted to local governments and private sector entities in Poland by the NIB amounted to approximately EUR 522.6 million.

Council of Europe Development Bank

Poland has been a member of the CEB since 1998.  As at December 31, 2011, the CEB had approved EUR 2,686.4 million in loans to Poland, of which EUR 1,757.2 million has been disbursed.  The total value of loans extended to the Government of Poland in the form of signed projects as at December 31, 2011 amounted to approximately EUR 517.4 million, of which EUR 331.3 million has been disbursed.  The CEB’s current exposure to the State Treasury of Poland amounts to EUR 179.6 million.

Major International Treaties

Since joining the EU, Poland’s trade policy has been in accordance with the rules of the EU Treaty.  The EU has a customs union among EU member states and a common trade policy in relation to non-EU countries which involves, among other things, a common customs tariff, a common import and export regime and the undertaking of uniform trade liberalization measures as well as trade defense instruments.  Poland is a party to all trade agreements concluded by the EU with other countries.

Some agreements to which Poland is party, concluded prior to entering the EU, remain in force, including the Trade and Navigation Treaty signed with Japan on November 16, 1978.  Poland is also a party to 59 agreements regulating mutual investment support and protection and is party to tax treaties with approximately 80 countries.

The Accession Treaty, together with the Treaty on the European Union and the Treaty on the Functioning of the European Union, constitute the legal base regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.

THE ECONOMY

The Polish economy is the sixth largest economy in the EU and the twentieth largest in the world.¹ In 2010, Poland’s GDP per capita reached EUR 9,300 (Purchasing Power Standard (“PPS”) of 15,300, or 63 percent of the EU average).  For the last 15 years, Poland has been one of the fastest growing economies in the EU.  Between 1996 and 2010, GDP increased by 80 percent, growing on average by 4.4 percent annually.  Owing largely to strong and diversified growth foundations, Poland also avoided contraction and GDP grew by 1.6 percent during the economic crisis in 2009, despite all other EU economies shrinking on average by 4.3 percent during the same period.  In 2010, GDP grew by 3.9 percent and, in 2011, by 4.3 percent.

Economic Performance

The Polish economy has undergone significant changes since the fall of communism in 1989.  In 1990, the first post-communist government introduced economic reforms that focused on reducing the size of the public sector, eliminating price controls and opening the economy to external competition.  As a result, from its lowest point in 1991 until 2011 the GDP increased by nearly 140 percent.

A second milestone for the Polish economy was the accession to the EU.  Even before the accession date (May 2004), Poland was already benefiting from virtually unrestricted access to the common market.  Nevertheless, the value of exports to the EU had doubled by 2010, when compared with 2004. A more intangible aspect of EU entry was the improvement in the perception and trustworthiness of Poland among international investors.  This helped to attract new foreign direct investment (“FDI”) inflows, which in the period 2004-2011 amounted to EUR 88.1 billion.  Apart from market access and improved reputation among foreign investors, Poland has benefited greatly from the introduction of EU legislation and EU structural transfers.  From May 2004 until the end of 2011, the transfers (net of EU contribution) amounted to EUR 38.3 billion.  Roughly 60 percent of the transfers were structural and cohesion funds, used to fund infrastructure and human capital investments that support long-term growth.

The share of exports in GDP is at 42 percent in Poland, substantially lower than in neighboring Czech Republic (68 percent) or Slovakia (81 percent).  60 percent of Polish GDP is private consumption, while investments constitute another 20 percent.  GDP structure, which is heavily based on domestic demand, along with supportive counter-cyclical government policy, were key factors that helped Poland to weather the 2009 economic storm with better results than other EU countries.

After a relatively mild slowdown, the GDP growth rate has stayed at roughly 4 percent on an annual basis in 2010 and 2011. This recovery was supported initially by external demand but later substituted by strong private and public investments in the run-up to the EURO 2012 football championship.  Private consumption grew over the last two years by roughly 3 percent annually, due to increasing employment and higher wages, but also as a result of lower saving rates.

The following table sets out certain macroeconomic statistics for the five years ended 2011:

Economic Data	2007	2008	2009	2010	2011
	(PLN billion)
Nominal GDP	1,176.7	1,275.4	1,344.4	1,416.4	1,524.7
	(Real growth %)
GDP	6.8	5.1	1.6	3.9	4.3
Exports	9.1	7.1	(6.8)	12.1	7.5
Imports	13.7	8.0	(12.4)	13.9	5.8
Total domestic demand	8.7	5.6	(1.1)	4.7	3.7
Private consumption	4.9	5.7	2.0	3.3	3.0
Public consumption	3.7	7.4	2.1	4.1	(1.3)
Gross capital formation	24.3	4.0	(11.5)	9.3	9.9
Real gross fixed capital formation	17.6	9.6	(1.2)	(0.2)	8.3
Value added	6.7	5.1	1.8	3.9	4.1
Industry	10.0	6.0	1.3	9.4	6.3
Construction	9.4	5.8	11.6	6.4	11.8
Trade; repair of motor vehicles	4.7	6.4	4.3	2.6	4.6

  1 Source: World Development Indicators database, World Bank, December 15, 2011.

Economic Data	2007	2008	2009	2010	2011
	(Structure of GDP (GDP=100))
Industry	10.0	6.0	1.3	9.4	6.3
Construction	9.4	5.8	11.6	6.4	11.8
Trade; repair of motor vehicles	4.7	6.4	4.3	2.6	4.6

Economic Data	2007	2008	2009	2010	2011
	(Structure of GDP (GDP=100))
Exports	40.8	39.9	39.4	42.2	44.8
Imports	43.6	43.9	39.4	43.5	45.9
Private consumption	60.5	61.6	61.1	61.3	61.3
Public consumption	17.9	18.5	18.5	18.9	18.1
Gross capital formation	24.4	23.9	20.3	20.9	21.7
Real gross fixed capital formation	21.6	22.3	21.2	19.9	20.2
__________
Source: Central Statistical Office

The changes that the Polish economy has experienced since 1989 are also reflected in the different sectors that have shown growth, especially during the first 10 years of transition.  For example, the agriculture sector has declined until stabilizing at 3 percent of total GDP.  On the other hand, due to robust growth, nearly 50 percent of the value added is now created in the services sector.  In terms of value added the most important sections are trade and transport services.

The following table illustrates the composition of GDP (as a percentage of total GDP) by sections for the periods indicated:

Sections	2007	2008	2009	2010
	(%)
Agriculture, forestry and fishing	3.7	3.2	3.2	3.3
Industry, of which	21.4	21.1	21.9	21.0
Mining and quarrying	2.0	2.1	1.9	2.0
Manufacturing	15.8	15.5	16.0	14.8
Electricity, gas, steam and air conditioning supply	2.6	2.5	2.9	3.1
Construction	6.5	6.7	7.2	7.3
Trade; repair of motor vehicles	16.0	16.0	16.7	17.1
Information and communication	3.5	3.6	3.6	3.2
Financial and insurance activities	4.7	4.6	3.5	3.8
Real estate activities	5.3	5.3	5.0	4.9
Public administration and defense; compulsory social security	4.5	4.7	4.9	4.7
Education	4.2	4.2	4.3	4.3
Human health and social work activities	3.2	3.3	3.3	3.4
Arts, entertainment and recreation	0.7	0.8	0.8	0.7
Activities of households as employees; undifferentiated goods-and services-producing activities of households for own use	0.5	0.5	0.5	0.5
__________
Source: Central Statistical Office

Eurozone Crisis

In January 2009, the Government approved the “Plan for Stability and Development 2009-2010”, or the 2009-2010 Plan, in an attempt to stabilize the financial system, ensure economic growth and address the 2008-2009 global financial crisis. The 2009-2010 Plan introduced guarantee programs for both deposits and interbank loans, established a Financial Stability Committee composed of the Minister of Finance as well as the presidents of the Polish Financial Services Authority (“PFSA”) and

the NBP, and provides for the exchange of information and the coordination of actions taken to maintain the stability of the Polish financial system. In addition, the NBP introduced a “trust package” designed to increase the Polish banking system’s liquidity. In an effort to promote economic growth, a tax rate reduction was introduced and steps were taken to facilitate investments co-financed with EU funds.  In an effort to address the 2008-2009 global financial crisis, the limit on assurances and guarantees of the State Treasury available to financial institutions was raised to PLN 40 billion and a bill was passed allowing for the recapitalization of financial institutions by the State Treasury.  In March 2009, Poland increased the capital of Poland’s state-owned Bank Gospodarstwa Krajowego (“BGK”) for purposes of providing new loans to small and medium-sized companies. The Government also established an additional initiative to stimulate the Polish economy, under which the Industrial Development Agency SA may provide support in connection with access to financing to medium and large enterprises in any sector, but with a particular emphasis on providing support to the defense sector.

In 2011, Poland’s economy remained relatively stable despite the recent eurozone turmoil. Poland’s GDP increased by 4.5 percent in the first quarter of 2011, 4.2 percent in the second as well as the third quarter of 2011 and 4.3 percent in the fourth quarter of 2011, in each case compared to the corresponding period in 2010. However, as the impact of the developments in the eurozone might become more severe in 2012, the government has revised its official macroeconomic forecasts and its budget for 2012.  The revised forecast for GDP growth in 2012 is 2.5 percent, down from the 4.0 percent growth in GDP the government had forecast in September 2011. The budget for 2012 was signed by the President on March 7, 2012.

As international investors’ reactions to the events occurring in one country often may label an entire region or class of investment as disfavored by international investors, Poland could be adversely affected by negative economic or financial developments in other countries. Furthermore, general economic volatility on a global scale could trigger depreciation in the złoty. In 2010 and 2011, similar developments that adversely affected the złoty were countered on separate occasions by the intervention of the NBP to stabilize the exchange rate.

As larger economies, such as Italy and Spain, have appeared increasingly vulnerable to the eurozone sovereign debt crisis, growth in the countries comprising the eurozone has significantly decreased, including in Germany, Poland’s largest export partner. In addition, many EU countries are implementing austerity measures that may adversely impact growth in these countries. Given the strong economic and political ties between Poland and the rest of its EU trading partners, any material deterioration in the economy of an EU member state or any material deterioration in market conditions due to the uncertainties arising from problems in the EU, could have negative effects on Poland’s economy.

Aside from the direct impact of lower exports, another potential negative effect is the deleveraging of the European banking sector. Polish banks have managed to maintain good liquidity levels, equity coverage and a low rate of non-performing loans. Even though the parent companies of some Polish banks include foreign banks based in the countries that have been more severely affected by the recent eurozone sovereign debt crisis, currently there is no indication of liquidity problems affecting Polish banks. In addition, it is expected that the Polish banks’ high earnings for 2011 will be mostly retained in 2012, which is expected to further improve such banks’ liquidity and capital adequacy ratios.

Industry

Services

The services sector has, in recent years, been the fastest growing and largest sector in Poland. This sector accounted for 68.4 percent of GDP in 2010.

Oil and Gas

Poland’s oil reserves are insignificant.  At the end of 2011, the documented reserves of crude oil were estimated at 25.78 million tons.

Russia is the main source of Poland’s crude oil imports, accounting for 91.85 percent of crude imports in 2011. Poland is currently developing a new transportation corridor for crude oil from the Caspian region, with the goal of strengthening the security of oil supplies to central and eastern European countries, including Poland, and increasing the efficiency of exporting oil from the Caspian region.

Poland has extractable natural gas resources of approximately 98.0 billion cubic meters. Total domestic consumption was approximately 14.7 billion cubic meters in 2011. Approximately 29 percent (4.4 bcm) of natural gas consumed in Poland in 2011 was obtained from domestic production. Gas is imported primarily from Russia (64 percent of total domestic consumption in 2011 – 9.5 bcm). These supplies were supplemented by imports from Germany and the Czech Republic. In mid-2010, construction started on a liquefied natural gas (“LNG”), terminal in Świnoujście. The infrastructure is expected to be ready in mid-2014 to regasify up to 5 billion cubic meters of natural gas. In June 2009, POGC signed a contract with Qatar gas according to which deliveries of approximately 1.5 billion cubic meters of natural gas (1 million tons of LNG) per year are expected to be made between 2014 and 2034.

Manufacturing

Manufacturing accounted for 14.8 percent of GDP in 2010.  It further accounted for 17.6 percent of employed persons in 2010. Manufacturing consists primarily of the manufacture of food products and beverages, machinery, furniture, domestic appliance, TV sets, chemicals and chemical products, metals and refined petroleum products as well as motor vehicles.

The leading car manufacturers in Poland are currently FIAT, Volkswagen and General Motors. In 2010, approximately 785,000 passenger cars were produced in Poland as compared to approximately 819,000 in 2009. Poland is also a major manufacturer of parts and components for the motor industry.

Construction

Growth in the construction industry has come mostly from the private sector. From the beginning of 1997, there has been an increase in construction activity in large cities, with significant investment coming from foreign capital. Construction as a total percentage of GDP amounted to 7.2 percent of GDP in 2009 and 7.3 percent of GDP in 2010.

Infrastructure

Transport Infrastructure

As of December 31, 2010, PKP Polish Railway Lines Company managed 19,336 kilometers of railways. PKP is now being restructured in order to strengthen its market position and to privatize some of the group companies.

Poland had over 273,759 kilometers of hard-surfaced public roads in 2010. On January 25, 2011, the National Road Development Program for the years 2011 – 2015 was enacted by the Council of Ministers. The goal of the first stage of the new Program, which is scheduled for completion at the end of 2013, is 2040 kilometers of new and upgraded roads. By completion of the first stage, the Polish national road network will be connected to most of the key international road network. The new Program will be a subject to an update as soon as the EU Multiannual Financial Frameworks for 2014-2020 are set. On the basis of that information the scope and financial limits of the Program will be revised.

Polish seaports are key components of the national logistics chain.  Presently, there are four ports of strategic economic significance in Poland: Gdańsk, Gdynia, Świnoujście and Szczecin. There are also approximately 20 smaller cargo and passenger ports.

Poland has 11 airports which handle international air traffic. Poland’s major airline, Polskie Linie Lotnicze LOT S.A. (“LOT”), is 67.97 percent owned by the State Treasury. LOT is a member of the international airline alliance Star Alliance.

Inflation

Following a period of high inflation in the early 1990s – a direct result of the structural changes in the Polish economy and price liberalization – the rate of inflation has steadily decreased. In September 1998, the Monetary Policy Council (“MPC”) adopted an inflation targeting strategy. For the period following 2003, the inflation target was set at 2.5 percent with permitted fluctuations of +/- 1 percentage point. This level remains the current target.

Since 2003, the average annual rate of consumer price index (“CPI”) in Poland has not exceeded 5 percent.  Most recently, inflation in 2011 amounted to 4.3 percent and was mostly driven by a significant rise in energy and food prices on international markets, the weakening of the Polish złoty, and an increase in the value added tax (“VAT”) rates.

The following table shows the average annual rates of change in consumer prices for the years 2003-2011:

	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(%)
CPI	0.8	3.5	2.1	1.0	2.5	4.2	3.5	2.6	4.3
__________
Source: Central Statistical Office

Although the CPI level was sometimes negatively affected by high commodity prices on the global market, the level of core inflation (CPI excluding food and energy) since 2003 remains subdued (the average annual rate exceeded 2.5 percent only twice: in 2002 (2.7%) and in 2009 (2.7%)).

Labor Market

In Poland in 2010, total average employment amounted to 14.1 million. One person out of five was employed in the industrial sector and nearly 16 percent in the trade and repairs sector. A substantial share of the workforce is still employed in the agriculture sector (17 percent).

The Polish labor market has undergone substantial changes during the last 10 years. In the years 2002-2004, as a result of structural reform, unemployment reached record high levels (close to 20 percent). In the years 2004-2009, the fast improving economic situation in Poland helped to reduce the unemployment level to 9.5 percent in 2006.

During the recent economic crisis, the Polish labor market performed relatively well. Although unemployment increased, job losses were concentrated mainly in the industrial sector and were offset by increasing employment in the service sector. In 2011, unemployment levels were still higher in comparison to pre-crisis levels.

The unemployment rate at the end of December 2011 was 12.5 percent. Young people (up to the age of 34) constitute 50 percent of the unemployed. Almost 30 percent of all unemployed are persons with primary education, incomplete primary or lower secondary education. 35 percent of the unemployed are without a job for more than one year.

Poland had a historically low participation rate: only 63.2 percent in 2007 (LFS data) in working age were active on the labor market. That mainly reflected relatively easy access to early retirement schemes. Following the end of compulsory military service and a substantial tightening of the early retirement criteria in 2009, the participation rate (especially among women) has improved (to 66.1 percent in 2011). The Government is currently in the process of establishing the National Action Plan for Employment 2012-2014 in order to modernize the Polish labor market, which will be targeted, amongst others, to reduce the unemployment rate and increase the participation rate among young people.

The following table shows the unemployment rate in Poland since 2007:

	2007	2008	2009	2010	2011	March 2012
	(%)
Registered unemployment rate	11.2	9.5	12.1	12.4	12.5	13.3
__________
Source: Central Statistical Office

The following table shows the number of persons employed in Poland by major sections (including budgetary entities involved in the national defense and the public safety) at the end of years 2007 to 2010:

Sections	2007	2008	2009	2010	*
	(in thousands)
Agriculture, forestry and fishing	2,138	2,128	2,125	2,376
Industry	3,083	3,061	2,892	2,910
Construction	825	878	883	865
Trade; repair of motor vehicles	2,211	2,287	2,180	2,189
Transportation and storage	702	733	694	701
Accommodation and catering	239	275	253	237
Information and communication	212	233	240	238
Financial and insurance activities	330	348	334	338
Real estate activities	185	193	193	196
Professional, scientific and technical activities	463	473	480	481
Administrative and support service activities	372	374	376	412
Public administration and defense; compulsory social security	895	919	965	970
Education	1,052	1,058	1,072	1,080
Human health and social work activities	718	729	748	764
Arts, entertainment and recreation	142	146	146	148
Other service activities	204	202	204	201
Total Employed Persons	13,771	14,037	13,782	14,107
__________
Source: Central Statistical Office
* Data regarding employed persons in agriculture (and in the total economy) in 2010 are not strictly comparable to those for previous years (because data concerning employed persons on private farms in agriculture in 2010 were estimated on the basis of the results of the Agricultural Census 2010).

Poland’s ongoing competitiveness is largely due to relatively low labor costs and robust productivity gains.  Average gross labor costs in Poland in 2010 amounted to PLN 4,386 per employee.  At the same time, labor costs per one paid hour worked amounted to PLN 31.38. Among countries in Central and Eastern Europe (“CEE countries”), the highest hourly labor costs are Slovenia (EUR 14.87) and in the Czech Republic (EUR 9.59).  In Poland (EUR 7.86) they are at the similar level as in such countries as Slovakia (EUR 8.07) or Hungary (EUR 7.01).  The “costs of maintaining an employee” are the lowest in Bulgaria (EUR 2.95 in 2009).  However the overall economic conditions of Bulgaria are not comparable to those of other countries in the region.  Labor costs in CEE countries are on average approximately twenty euros lower than in Germany (EUR 28.9) or France (EUR 32.57).

The unit labor cost (Eurostat data) in 2011 grew by approximately 16 percent when compared with 2005 (67.8 percent in Romania, 52.5 percent in Bulgaria, 52.3 percent in Latvia, 40.9 percent in Estonia). For the last three years, the rate of unit labor cost growth in Poland has only slightly exceeded 2 percent annually.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Poland’s current account has been in deficit since 1996. The trade deficit amounted to U.S.$ 26.5 billion in 2007, U.S.$ 35.0 billion in 2008, U.S.$ 17.2 billion in 2009, U.S.$ 21.9 billion in 2010 and U.S.$ 22.1 billion in 2011.

Measured by official balance of payments statistics, the trade deficit was U.S.$ 19.1 billion in 2007, U.S.$ 30.7 billion in 2008, U.S.$ 7.6 billion in 2009, U.S.$ 11.8 billion in 2010 and U.S.$ 14.1 billion in 2011. Poland’s exports of goods measured in U.S. dollars have grown from approximately U.S.$ 18.4 billion in 1994 to U.S.$ 193.9 billion in 2011.

In 2007 and 2008 the balance of trade deteriorated as a result of faster growth of imports than exports, mainly due to a stronger złoty and a rise in oil prices. In 2009, the balance of trade improved as imports decreased more quickly than exports. In 2010, as a result of faster growth of imports than exports, the situation reversed again and the balance of trade deteriorated. In 2011, imports growth was only slightly higher than exports.

In 2007, the value of exports increased by 23.7 percent and the value of imports increased by 31.7 percent. In 2008, the value of exports increased by 22.8 percent and the value of imports increased by 27.2 percent. In 2009, the value of exports decreased by 20.4 percent and the value of imports decreased by 28.4 percent. In 2010, the value of exports increased by 16.6 percent and the value of imports increased by 18.6 percent. In 2011, the value of exports increased by 17.0 percent and the value of imports increased by 17.2 percent.

FDI (as defined below) inflows have financed a substantial portion of the current account deficit.  According to the NBP’s calculation methods, net FDI amounted to U.S.$ 18.0 billion in 2007. In 2008 and 2009, net FDI decreased and amounted to U.S.$ 10.4 billion and U.S.$ 8.5 billion, respectively. In 2010, net FDI decreased and amounted to U.S.$ 3.6 billion and in 2011 net FDI also increased and amounted to U.S.$ 9.1 billion. Net FDI financed 67.9 percent of the current account deficit in 2007, 29.7 percent in 2008, 49.3 percent in 2009, 16.3 percent in 2010 and 41.3 percent in 2011.

At the request of the Polish authorities, members of the Statistics Department of the IMF visited Poland in June 2011 to provide technical assistance in improving the country’s balance of payments statistics. The principal objective of the staff was to review work that the NBP and the Central Statistical Office recently completed that resulted in revisions to the external sector accounts released on June 29, 2011. The IMF staff also advised the NBP on areas of potential future investigations to improve the quality of its external sector statistics following a number of errors and omissions in the Polish balance of payments accounts in recent years. The IMF staff concluded that the revisions to the Polish data that were published on June 29, 2011 were based on appropriate compilation techniques.

The following table sets out Poland’s balance of payments and related statistics for the years indicated:

2007	2008	2009	2010	2011	1
(U.S.$ millions)
Current account	(26,501)	(34,957)	(17,155)	(21,873)	(22,128)

Balance on Goods	(19,066)	(30,659)	(7,617)	(11,810)	(14,105)
Goods: exports f.o.b.	145,337	178,427	142,085	165,709	193,899
Goods: imports f.o.b..	164,403	209,086	149,702	177,519	208,004

Balance on Services.	4,758	5,006	4,795	3,098	6,084
Services: Credit	28,914	35,549	28,986	32,718	37,037
Services: Debit	24,156	30,543	24,191	29,620	30,953

Balance on Income	(16,387)	(12,882)	(16,551)	(16,923)	(20,172)
Income: Credit	10,140	11,126	6,625	7,275	8,221
Income: Debit	26,527	24,008	23,176	24,198	28,393

Balance on Current Transfers	4,194	3,578	2,218	3,762	6,065
Current transfers: Credit	10,397	11,172	10,349	9,936	12,358
Current transfers: Debit	6,203	7,594	8,131	6,174	6,293

Capital Account	4,771	6,115	7,040	8,620	11,126
0	0	0	0	0
Capital account: Credit	5,410	7,089	7,438	9,216	11,782
Capital account: Debit	639	974	398	596	656

Financial Account	38,067	39,039	34,902	37,813	27,377

Direct investment abroad	(5,664)	(4,613)	(4,562)	(5,530)	(5,200)
Direct investment in Poland	23,651	14,978	13,022	9,104	14,344

Portfolio investment assets	(6,340)	2,358	(1,448)	(1,094)	660
Equity securities	(5,882)	1,457	(1,862)	(1,013)	690
Debt securities	(458)	901	414	(81)	(30)

Portfolio investment liabilities	113	(4,723)	16,202	26,649	15,377
Equity securities	(470)	564	1,579	7,875	2,873
Debt securities	583	(5,287)	14,623	18,774	12,504

Other investment assets	(1,771)	5,217	5,275	(4,114)	(2,893)
Monetary authorities	(225)	(699)	(1,023)	28	1
Central and local government	(323)	(116)	(174)	(244)	(64)
MFI (excluding Central Bank)	2,677	7,236	7,232	(1,865)	(2,213)
Other sectors	(3,900)	(1,204)	(760)	(2,033)	(617)

Other investment liabilities	30,124	26,815	8,105	13,246	5,703
Monetary authorities	7,253	(6,178	2,898	1,709	(1,617)
Central and local government	(1,429)	(1,529)	2,751	2,685	2,710
MFI (excluding Central Bank)	14,555	23,602	(471)	5,588	(102)
Other sectors	9,745	10,920	2,927	3,264	4,712

Financial derivatives	(2,046)	(993)	(1,692)	(448)	(614)

Net errors and omissions	(3,300)	(12,161)	(10,045)	(9,426)	(10,092)

Overall Balance	13037	(1,964)	14,742	15,134	6,283

Official Reserve Assets	(13,037)	1,964	(14,742)	(15,134)	(6,283)
_______________
(1)   Preliminary data.
Source:  NBP

Foreign Direct Investment

FDI comprises the inflow of capital for the purchase of shares in direct investment enterprises, reinvested earnings and a balance of other capital transfers (mainly inter-company loans).

The inflow of FDI to Poland is based on data reported by companies and by banks. In 2011, the value of FDI inflow to Poland amounted to U.S.$ 14,344 million, up by U.S.$ 5,240 million (i.e., 57.6 percent), when compared with U.S.$ 9,104 million in 2010.

The following table sets out the inflow of FDI to Poland in the years 2007 to 2011:

	Components of FDI inflow
Year	Shares/ equity capital	Reinvested earnings	Other capital	Total
	(U.S.$ million)
2007	7,728	9,340	6,583	23,651
2008	9,873	(1,116)	6,221	14,978
2009	5,282	5,011	2,729	13,022
2010	3,136	5,851	117	9,104
2011	809	5,079	8,456	14,344
_______________
Source: NBP

In 2011, other capital in direct investment, consisting of debt instruments such as intercompany loans and trade credits, as well as debt securities issued within the group of related enterprises (before 2010 included in portfolio investment), was the main component of FDI and amounted to U.S.$ 8,456 million, equaling 59.0 percent of total FDI. Reinvested earnings in direct investment enterprises amounted to U.S.$ 5,079 million, equaling 35.4 percent of total FDI. Capital for the purchase of shares amounted to U.S.$ 809 million, equaling 5.6 percent of total FDI and a decrease of 74.2 percent from U.S.$ 3,136 million in 2010. In 2010, reinvested earnings in direct investment enterprises were the main component of FDI and amounted to U.S.$ 5,851 million, equaling 64.3 percent of total FDI.

In 2011, 89.8 percent of FDI inflow was from EU countries, mainly Spain, Luxembourg, Sweden, France, Germany, Belgium and the Netherlands. The most significant investment from outside the EU came from residents of Switzerland and the United States.

Foreign Trade

Economic liberalization in Poland has led to a gradual opening up of the economy. Exports accounted for 40.8 percent of GDP in 2007, 39.9 percent in 2008 and 39.5 percent in 2009. According to preliminary data, exports made up 42.3 percent of GDP in 2010 and 44.7 percent in 2011. Imports constituted 43.7 percent of GDP in 2007, 43.9 percent in 2008, 39.4 percent in 2009, 43.5 percent in 2010 and, according to preliminary data, 46.0 percent in 2011.

Focus of Trade

As the economic transformation in Poland has progressed, the focus of trade has shifted from CEE countries towards the EU countries.  In 2011, trade with EU countries accounted for 77.8 percent of exports and 59.2 percent of imports. Germany is Poland’s largest trading partner, accounting for 26.1 percent of exports and 22.3 percent of imports in 2011. Trade with other EU countries accounted for 51.7 percent of exports and 36.9 percent of imports.

The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the years indicated:

	2007		2008		2009		2010		2011*
	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import
Developed Countries:
Germany	25.9	24.1	25.0	23.0	26.2	22.4	26.1	21.9	26.1	22.3
Other EU countries	53.0	40.1	52.8	38.9	53.4	39.5	53.0	37.6	51.7	36.9
Other developed countries	5.2	6.9	5.2	7.4	6.0	7.2	5.8	7.7	6.3	7.1
Total developed countries	84.1	71.1	83.0	69.3	85.6	69.1	84.9	67.2	84.1	66.3
Central and Eastern Europe:
CEFTA(1)	0.8	0.3	0.8	0.2	0.7	0.2	0.7	0.2	0.6	0.2
Russian	4.6	8.7	5.2	9.7	3.7	8.5	4.2	10.2	4.5	12.2
Federation:
Other Central and Eastern Europe(2)	4.4	1.6	4.3	1.7	3.1	1.2	3.1	1.4	3.3	1.9
Total Central and Eastern Europe	9.8	10.6	10.3	11.6	7.5	10.0	8.0	11.8	8.4	14.3
Developing countries	6.1	18.3	6.7	19.1	6.9	20.9	7.1	21.0	7.5	19.4
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
_____________
Notes:
(*)	Preliminary data.
(1)
In 2006, CEFTA consisted of Bulgaria, Romania, Croatia and Macedonia.  As of May 1, 2007, CEFTA comprises:  Albania, Bosnia and Herzegovina, Croatia, the former Yugoslavia Republic of Macedonia, the Republic of Moldova, Montenegro, Serbia and Kosovo.

(2)	“Other central and eastern Europe” includes European countries of the former USSR.
Source:  Central Statistical Office

Composition of Trade

Poland’s external trade is dominated by intra-industry trade (exports and imports of commodities in the same industry or production group in a given time). The most significant export items in 2011 were machinery and transport equipment (for example, cars, vehicles, ships, boats, parts and accessories to motor vehicles), manufactured goods and miscellaneous manufactured articles (for example, other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than that of exports. Imports consist mostly of manufactured goods.

The following table sets out the composition of Poland’s exports (based on customs data and the Standard International Trade Classification) for the years indicated:

	2007		2008		2009		2010		2011(*)
	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	11,677	8.4	14,541	8.5	13,065	9.6	14,744	9.2	17,488	9.3
Beverages and Tobacco	1,158	0.8	1,577	0.9	1,962	1.4	2,101	1.3	2,382	1.3
Non-Food Raw Materials (excluding fuel)	3,201	2.3	3,847	2.2	2,577	1.9	3,706	2.3	4,444	2.3
Mineral Fuels, Lubricants and Related Materials	5,275	3.8	7,306	4.2	4,214	3.1	6,536	4.1	9,223	4.9
Animal and Vegetable Oils	277	0.2	363	0.2	285	0.2	324	0.2	374	0.2
Subtotal	21,588	15.5	27,634	16.0	22,103	16.2	27,411	17.1	33,911	18.0
Manufactured Goods:
Chemicals and Related Products	4	7.3	13,513	7.9	10,706	7.8	13,634	8.5	16,850	8.9
Manufactured Goods Classified Chiefly by Material	32,136	23.2	37,540	21. 8	26,674	19.5	32,362	20.3	40,134	21.2
Machinery and Transport Equipment.	56,774	40.9	71,085	41.4	59,033	43.2	65,687	41.1	73,760	39.0
Miscellaneous:
Manufactured Articles	18,030	13.0	21,970	12.8	18,037	13.2	20,558	12.9	24,008	12.7
Non-Classified	63	0.1	118	0.1	88	0.1	106	0.1	285	0.2
Subtotal	117,197	84.5	144,226	84.0	114,538	83.8	132,347	82.9	155,037	82.0
Total	138,785	100.0	171,860	100.0	136,641	100.0	159,758	100.0	188,948	100.0
______________________
(*)	Preliminary data.
Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

The following table sets out the composition of Poland’s imports (based on customs data and the Standard International Trade Classification) for the years indicated:

	2007		2008		2009		2010		2011*
	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	8,688	5.3	11,882	5.7	10,301	6.9	11,641	6.5	13,656	6.5
Beverages and Tobacco	949	0.6	1,090	0.5	948	0.7	1,108	0.6	1,248	0.6
Non-Food Raw Materials (excluding fuel)	4,910	3.0	6,462	3.1	4,086	2.7	5,414	3.0	7,210	3.4
Mineral Fuels, Lubricants and Related Materials	16,352	9.9	23,881	11.2	14,105	9.4	19,020	10.7	26,690	12.8
Animal and Vegetable Oils	493	0.3	782	0.4	499	0.3	571	0.3	915	0.4
Subtotal	31,392	19.1	44,097	20.9	29,939	20.0	37,754	21.1	49,719	23.7
Manufactured Goods:
Chemicals and Related Products	21,290	13.0	27,464	13.0	20,960	14.0	25,386	14.3	29,778	14.2
Manufactured Goods Classified Chiefly by Material	34,709	21.2	39,577	18.7	26,043	17.4	31,722	17.8	37,998	18.2
Machinery and Transport Equipment	58,445	35.6	74,493	35.5	53,170	35.6	61,103	34.3	66,225	31.6
Miscellaneous	14,131	8.6	19,129	9.1	15,917	10.6	18,253	10.3	20,468	9.8

Manufactured Articles Non-Classified	4,205	2.5	5,719	2.8	3,541	2.4	3,845	2.2	5,210	2.5
Subtotal	132,780	80.9	166,382	79.1	119,631	80.0	140,309	78.9	159,679	76.3
Total	164,172	100.0	210,479	100.0	149,570	100.0	178,063	100.0	209,398	100.0
___________
(*)   Preliminary data.
Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

Trade Policy

In both 2010 and 2011, the average effective rate of tariffs imposed by Poland on imports was 0.77 percent. Tariffs are scheduled to decrease further over the next several years as a result of multilateral agreements with the EU and EFTA, as well as pursuant to Poland’s membership in the WTO. On January 1, 2002, all remaining customs barriers for industrial exports from EU member states to Poland were lifted.  Since accession to the EU on May 1, 2004, Poland has applied the EU’s trade policy.

Official Reserves

By the end of 2007, Poland’s official reserves amounted to U.S.$ 65.7 billion. Reserves decreased to U.S.$ 62.2  billion by the end of 2008 and increased in 2009 to U.S.$ 79.6 billion. At the end of December 2010 and 2011, reserves increased and amounted to U.S.$ 93.5 billion and U.S.$ 97.9 billion, respectively.

The following table sets out certain information in U.S. dollar equivalents regarding Poland’s official reserve assets at the end of the years indicated.

	Official Reserve Assets(1) Excluding Monetary Gold	Official Reserve Assets of Monetary Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
	(U.S.$ millions)	(U.S.$ millions)	(U.S.$ millions)
2007	62,978.1	2,767.4	65,745.5	4.5
2008	59,318.0	2,862.1	62,180.1	3.7
2009	75,938.4	3,652.9	79,591.3	6.2
2010	88,848.0	4,666.4	93,514.4	6.4
2011	92,656.1	5,209.9	97,866.0	5.6
____________
(1)	Including Poland’s reserve position in IMF.
(2)	Based on average imports of goods.
Source:  NBP

Foreign Exchange Regulations

In June 1995, Poland liberalized its current account according to Article VIII of the IMF Articles of Agreement.  Some restrictions still exist on direct investment in non-OECD countries and countries with which Poland did not conclude agreements on the bilateral protection of investments and on real estate, acquisitions and short-term capital movement transactions (as listed in the OECD Code of Liberalisation of Capital Movements).

The złoty is fully convertible in all types of current account transactions and foreign investors are able to purchase foreign currencies with złoty for the transfer of profits and repatriation of capital without the requirement of a special foreign exchange permit. A number of other foreign exchange transactions are generally permitted to be undertaken without obtaining authorization from the NBP.

Further liberalization of foreign exchange transactions with EU and OECD countries followed after the adoption of the Foreign Exchange Law in 2002 whereby nearly all prior restrictions were abolished.

Exchange Rate Policy

For several years prior to April 2000, Poland used a crawling peg with a fluctuating band system according to which a central exchange rate was established against a basket of currencies and was devalued at a fixed rate.  Since April 2000, the złoty has generally been floating freely.  However, the floating exchange rate regime does not rule out foreign exchange interventions should they turn out necessary to ensure domestic macroeconomic and financial stability, which is conducive to meeting the inflation target in the medium term.  One such intervention took place in April 2010 and five such interventions occurred between September and December 2011.

The following table sets out the official NBP exchange rate between the złoty and the U.S. dollar for the periods indicated:

	Year ended December 31,					March 31,
	2007	2008	2009	2010	2011	2012
End of period	2.4350	2.9618	2.8503	2.9641	3.4174	3.1191
Average	2.7667	2.4092	3.1162	3.0157	2.9634	3.1320
____________
Source:  NBP

The following table sets out the official NBP exchange rate between the złoty and the euro for the periods indicated:

	Year ended December 31,					March 31,
	2007	2008	2009	2010	2011	2012
End of period	3.5820	4.1724	4.1082	3.9603	4.4168	4.1616
Average	3.7829	3.5166	4.3273	3.9946	4.1198	4.1370
____________
Source:  NBP

MONETARY AND FINANCIAL SYSTEM

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the State with business decisions subordinated to political priorities.  The reform of the Polish banking system began in 1989 when the Parliament adopted the Banking Law of August 29, 1997 (the “Banking Law”) and The Act on the National Bank of Poland of August 29, 1997 (the “NBP Act”).  As a result of these changes in legislation and administrative procedures, a relatively large number of new private banks were established, which later underwent a process of consolidation.

In February 2012, there were 47 domestic commercial banks in Poland, of which ten were banks with majority Polish ownership and 37 were banks with majority foreign ownership.  As at the end of February 2012, 63.8 percent of the banking sector’s assets were held by foreign controlled banks (including branches of credit institutions).  There were also 573 co-operative banks and 19 branches of credit institutions operating in Poland.  Moreover, five domestic banks performed services abroad either through a subsidiary or a branch.

The Polish banking sector is stable and well capitalized.  Polish banks’ capacity to absorb losses rose as a result of capital increases through share issuances and the retention of profits generated in the years 2008 to 2011.  The capital adequacy ratio increased from 11.1 percent in December 2008 to 13.4 percent in February 2012.  Since the onset of the financial crisis in 2008, no Polish bank has required the use of public support for capital increase.  Moreover, the results of macroeconomic stress tests conducted by the National Bank of Poland have shown that the overall standing of the banking sector is good without posing systemic risk.

As the banking sector in Poland performs mostly commercial banking activities and has not been extensively involved in investment banking or product structuring linked to subprime debt, it has been affected by the global financial crisis mainly through deterioration of loan portfolio quality.  However, the growth rate of non-performing loans and impairment losses has already stabilized and allowed the banking sectors’ financial results to reach levels exceeding those reported in 2008. As a consequence, net income of the domestic banking sector for 2011 was about 16 percent higher than in 2008 and reached a historical high in nominal terms.  In 2010 and 2011, loans to the non-financial sector continued to increase, especially PLN denominated housing loans, although at a lower pace than before the onset of the financial crisis in 2008. The annual growth of PLN-denominated housing loans reached 29.5 percent at the end of 2010 and 21.6 percent as of February 2012. At the same time, banks limited the supply of consumer loans and foreign exchange housing loans, both due to elevated risk-aversion and recommendations issued by the Polish Financial Supervision Authority. In the case of consumer loans, the rate of growth turned negative in 2011 and reached -3.4 percent as of February 2012, down from a level of approximately 30 percent observed in the years 2006-2008 (all data excludes the impact of foreign exchange rate changes). Foreign exchange housing loans portfolio increased in turn by a mere 2.1 percent in February 2012, significantly below the peak of 72.6 percent in May 2006. As a consequence, the currency composition of newly extended housing loans changed in comparison with 2008. As of February 2012, PLN denominated loans accounted for over 75 percent of the reported new loans and the euro has replaced Swiss francs as the main foreign currency with a share of 18 percent of newly extended housing loans. After a period of negative annual growth starting in 2009, the portfolio of loans to enterprises has been growing since March 2011. The growth rate reached 14.1 percent as of February 2012, with investment loans increasing by 24.5 percent and current loans by 13.0 percent. The pace of growth is still below the levels reported in 2008, mainly due to a lower credit demand from the enterprise sector.

The National Bank of Poland

The NBP is the central bank of Poland. The primary legislation governing the NBP includes EU Law, the Constitution of the Republic of Poland, the NBP Act and the Banking Law, both of which are consistent with EU standards. The NBP has three decision-making bodies: the President, the Management Board (consisting of the President and six to eight Members, including two Deputy Presidents) and the Monetary Policy Council (“MPC”). Monetary policy decisions are taken by the MPC.  The President of the NBP is appointed for a six year term by the Sejm, after nomination by the President of the Republic of Poland, with strictly limited rights of removal. Following the death of Sławomir Skrzypek, the President of the NBP appointed in January 2007, in a plane crash on April 10, 2010, First Deputy President Piotr Wiesiołek served as the interim President of the NBP until Marek Belka was awarded this function by Bronislaw Komorowski, interim President of the Republic of Poland at this time. The current President of the NBP, Marek Belka, was officially appointed by the Sejm on June 10, 2010 and took office on June 11, 2011.

EU Law, the Constitution of Poland and The NBP Act confirm the NBP’s independence, which is essential for the credibility of the central bank and a prerequisite for Poland’s future participation in the EMU. According to the Constitution, the NBP has the exclusive right to issue money as well as to formulate and implement monetary policy. The NBP provides banking services to the central Government and to other banks in the banking system. Although the NBP may act as a financial agent to the Government, it is not regarded as liable for the obligations of the State Treasury in this respect.  The NBP is also responsible for establishing necessary conditions for the development of the banking system. Following an amendment to the NBP Act in 2008, the NBP has been assigned the task to ensure the stability of the domestic financial system.

According to the Constitution and the NBP Act, the role of the MPC is to draw up annual monetary policy guidelines and submit these to the Sejm together with the draft budget submitted by the Council of Ministers.  The MPC determines monetary policy guidelines for each year and, on the basis of those guidelines, makes decisions concerning the use of the NBP’s key policy instruments, namely interest rates, required reserve ratios, open market operations, NBP loan and credit facilities and the exchange rate policy.  The MPC assesses the activity of the NBP Management Board with regard to its implementation of monetary policy guidelines.  It is also required to present a report to the Sejm on the performance of the monetary policy within five months of the end of each fiscal year.

Under the NBP Act, the powers of the President of the NBP are separated from those of the MPC and the Management Board.  The MPC consists of ten members, namely the President of the NBP as Chairman, and nine other members from outside the NBP.  Members are appointed for terms of six years.  The tenure of all of the current members began in 2010.  Three members of the MPC are appointed by the Sejm, three by the Senate and three by the President of Poland.  The MPC meets at least once a month.  It makes decisions by a majority vote and requires a quorum of at least five members, including the Chairman.  In the event of a tied vote, the Chairman has the deciding vote.  The positions taken by MPC members during votes are published in official publications announced in the Court and Commercial Gazette (Monitor Sądowy i Gospodarczy) after a period of six weeks, but not later than three months from the date of adopting the resolution.

The NBP carries out the foreign exchange policy established by the Council of Ministers in agreement with the MPC. The exchange rate policy is laid down by the Council of Ministers in consultation with the MPC. The NBP publishes current exchange rates for foreign currencies and rates for other types of foreign exchange and performs its function of central foreign exchange authority by holding and managing the official foreign exchange reserves, and by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and international payments liquidity.

In line with the NBP Board’s mandate regarding financial stability set forth in the NBP Act, the NBP produces a semi-annual Financial Stability Report, which analyzes the resilience of the domestic financial system, in particular the banking sector, against potential or materialized financial and macroeconomic shocks.  The reports take into account a wide range of financial and macroeconomic indicators which are largely based on data received directly from financial institutions and supported with the NBP’s own quantitative and qualitative research.

Monetary Policy

The primary objective of the NBP’s monetary policy is to maintain price stability (i.e., low and stable inflation), which is conducive to balanced economic growth over the long term. In order to achieve this, the NBP’s strategy is based on inflation targeting accomplished under a floating exchange rate regime. Within such a regime, the MPC sets a numerical medium-term target for inflation and meets regularly each month to discuss the economic situation and outlook, and, after analysing the risks to price stability, adjusts the monetary policy stance accordingly.  The NBP’s main instrument is a short-term interest rate.

The medium-term inflation target, laid out in the Monetary Policy Strategy adopted by the MPC in February 2003, is set at 2.5 percent with a symmetrical band for deviations of +/-1 percentage point.  The target is defined over a medium-term horizon and in terms of annual growth of CPI.  Every year the MPC also publishes Monetary Policy Guidelines, providing an outline for the monetary policy in the coming year.  This outline is fully compatible with the medium-term strategy.

Since the introduction of the medium-term target of 2.5 percent, the average CPI inflation in Poland has amounted to 3.0 percent.  In 2011, CPI inflation was running above the target (4.3 percent), which was mainly due to the sharp rise in global commodity prices in the first half of 2011.  Moreover, the złoty depreciation in the second half of 2011 further negatively influenced inflation. Although the złoty has generally been floating freely since April 2000, the floating exchange rate regime does not rule out foreign exchange interventions should they turn out necessary to ensure domestic macroeconomic and financial stability, which is conducive to meeting the inflation target in the medium term.  One such intervention took place in April 2010 and five such interventions occurred between September and December 2011.

Money Supply

In December 2011, the annual rate of growth of broad money supply was 12.5 percent in nominal terms, or 7.5 percent in real terms.  Starting from the beginning of the second quarter of the 2007 reporting period, the methodology of compiling certain monetary supply aggregates has been changed. The changes included, amongst others, a modification of the definitions of broad and narrow money aggregates, M3 and Ml, respectively. For the purposes of comparability historical data have been adjusted accordingly.

The following table sets out data on monetary aggregates for the periods indicated:

	Year ended 31 December
	2007	2008	2009	2010	2011
	(PLN millions)
Cash in circulation	77,160.0	90,812.3	89,777.6	92,707.0	101,846.6
Demand deposits	258,106.2	259,130.9	298,567.2	356,485.0	366,128.5
Narrow Money (M1)	335,266.2	349,943.1	388,344.9	449,192.0	467,975.1
Time deposits	214,027.5	310,285.2	326,391.1	325,449.2	395,780.4
Deposits redeemable at notice up to three months:	50.6	11.6	21.9	16.8	13.4
Repurchase agreements	8,192.4	3,468.2	3,093.7	6,437.7	9,575.7
Debt securities with maturity below two years	3,757.7	1,797.5	1,843.0	2,050.0	7,850.3
Broad Money (M3)	561,623.8	666,231.3	720,232.5	783,648.5	881,502.8
Annual Changes (%)
Broad Money (nominal)	13.4	18.6	8.1	8.8	12.5
Broad Money (CPI deflated)	9.0	14.8	4.4	5.5	7.5
______________
Source: NBP

Polish monetary statistics are maintained in accordance with the requirements of the European Central Bank (“ECB”) and as such, they are directly comparable to the statistics provided by other states applying the same methodology.

Monetary Policy Implementation

The NBP’s interest rates are the principal instrument of monetary policy with regard to reaching predetermined inflation targets in Poland.  By setting the level of these rates, the Monetary Policy Council influences the short-term money market interest rates.

The NBP’s reference rate reflects the general direction of monetary policy.  It determines the yield obtainable on open market operations.  Due to liquidity surplus prevailing in the Polish banking sector, open market operations are used to absorb excess liquidity from the interbank market.  Starting from 2008, the open market operations are conducted on such a scale as to enable the Polish Overnight Index Average (POLONIA) to settle close to the NBP reference rate.

The NBP’s open market operations can be divided into the following three categories:

•
Main open market operations which are executed on a regular weekly basis in the form of NBP bills issued with a seven-day maturity.  A fixed rate at the level of the NBP’s reference rate is binding during tenders.  Regular issuance of NBP bills plays a pivotal role in pursuing the objectives of the NBP’s open market operations,

•
Fine-tuning open market operations that might be conducted with the aim for limiting the volatility of short-term market interest rates.  They may involve liquidity-absorbing operations (issuance of NBP bills, reverse repo transactions) or liquidity-providing ones (redemption of NBP bills before maturity, repo transactions).  The maturity and yield of these operations as well as the exact manner in which they are carried out depend on the situation in the banking sector, and

•
Structural open market operations which might be conducted in order to affect long-term liquidity structure in the banking sector.  If required, the central bank may carry out the following structural operations: bond issue, purchase or sale of securities on the secondary market.

During the financial crisis, there were occasional significant declines in the POLONIA rate below the NBP’s reference rate, reflecting accumulation of banks’ liquidity buffers during required reserve maintenance periods.  In order to prevent such unexpected movements of the POLONIA rate, in December 2010 the central bank started conducting short-term operations to absorb liquidity in an attempt to offset the mentioned changes in the liquidity conditions that temporarily took place.  These fine-tuning operations are ongoing and have contributed to the lower spread between the POLONIA rate and the NBP’s reference rate, in comparison with the data representing the years 2009 to 2010.

The NBP’s deposit and Lombard rates determine the corridor for overnight interest rate fluctuations in the interbank market.  A standing deposit facility enables banks to deposit their liquidity surpluses with the central banks on an overnight basis.  The interest on the facility constitutes the lower limit for the interbank market rate quoted for this period.  A standing credit facility (Lombard credit) enables banks to obtain credit from the central bank on an overnight basis.  Lombard credit is collateralized with securities accepted by the central bank.  The interest on this loan expresses the marginal cost of obtaining funds from the central bank, which constitutes the upper limit for the interbank overnight rate.

The system of required reserves contributes to the stability of the shortest-term market interest rates in the reserve maintenance periods.  The fact that banks are required to maintain reserve holdings under this arrangement facilitates interbank settlements, as they always have the necessary funds at their disposal.  At the same time, the average reserve requirement system that allows banks to determine the amount of funds held on current account with the central bank over the maintenance period limits volatility of short-term interbank interest rates.

The terms and conditions of the reserve requirements system are uniform for all banks.  The reserves ratios applied by the NBP are:

●	0 percent for repo operations and sell-buy-back operations; and

●	3.5 percent for other liabilities included in the reserve base.

Banks are obliged to maintain an average balance of funds on accounts with the NBP during the reserve period at a level not lower than the required reserves. Since May 2004, the holdings of minimum reserves have been remunerated (0.9 percent of the NBP’s rediscount rate).

The following table sets out details of interest rates set by the NBP and changes made to them since 2007:

	Lombard Rate	Reference Rate	Deposit Rate
	(%)
Effective Date
April 26, 2007	5.75	4.25	2.75
June 28, 2007	6.00	4.50	3.00
August 30, 2007	6.25	4.75	3.25
November 29, 2007	6.50	5.00	3.50
January 31, 2008	6.75	5.25	3.75
February 28, 2008	7.00	5.50	4.00
March 27, 2008	7.25	5.75	4.25
June 26, 2008	7.50	6.00	4.50
November 27, 2008	7.25	5.75	4.25
December 24, 2008	6.50	5.00	3.50
January 28, 2009	5.75	4.25	2.75
February 26, 2009	5.50	4.00	2.50
March 26, 2009	5.25	3.75	2.25
June 25, 2009	5.00	3.50	2.00
January 20, 2011	5.25	3.75	2.25
April 6, 2011	5.50	4.00	2.50
May 12, 2011	5.75	4.25	2.75
June 9, 2011	6.00	4.50	3.00
May10, 2012	6.25	4.75	3.25
____________
Source:  NBP

Bank Regulation

With effect from January 1, 2008, banking supervision has been carried out by the Polish Financial Supervision Authority (the “PFSA”) as stipulated in the Act of July 21, 2006 on the Supervision of the Financial Market (the “Financial Market Supervision Act”). The PFSA started its operations on September 19, 2006 and was formed from the former Polish Securities and Exchange Commission and the Insurance and Pensions Funds Supervisory Commission.

According to Article 4 paragraph 1 of the Financial Market Supervision Act, the PFSA’s responsibilities comprise the following:

●	exercising supervision of the financial market;

●	taking action to foster the proper operation of the financial market;

●	taking action to promote the development of the financial market and its competitiveness;

●	taking educational and informative actions related to the operation of the financial market;

●	participating in the preparation of legal acts relating to financial market supervision;

●
creating opportunities for the amicable and conciliatory dissolution of disputes between the participants of the financial market, including, in particular, disputes arising from contractual relationships between the entities subject to the PFSA’s supervision and the customers buying their services; and

●	other statutory tasks.

According to the Banking Act, the activities of banks, branches and representative offices of foreign banks, as well as of branches and representative offices of credit institutions, shall be subject to supervision of the PFSA.  The scope and principles of such supervision are set out in the Banking Act and the Financial Market Supervision Act.  For example, the PFSA may, in certain circumstances specified in the Banking Law, repeal an authorization to create a bank, liquidate a bank or order the suspension of a bank’s operations and petition a court of appropriate jurisdiction for a declaration of bankruptcy.

The Polish bank regulatory framework also includes the Bank Guarantee Fund (the “BGF”) whose main responsibilities include:

●
to reimburse, up to the amount specified by the Act on the BGF of December 14, 1994 (Journal of Laws no. 711 item 84 of 2009), deposits in the event of the bankruptcy of a bank which is a participant in the deposit guarantee scheme;

●	to provide financial assistance to banks facing insolvency;

●	to support restructuring processes including the mergers of endangered banks with other banks; and

●	to collect and analyze information about entities covered by the guarantee system, including the preparation of the working papers concerning the banking sector condition.

Since December 2010, the guaranteed amount for bank deposits covered by the BGF has been EUR 100,000 in PLN and other currencies per person or legal entity (excluding State Treasury and financial institutions) held by a single bank (both commercial or cooperative).  The Act on the Bank Guarantee Fund does not currently provide any guarantee for deposits managed by credit unions (i.e., SKOKs) as such institutions are not legally obliged to participate in the BGF guarantee scheme.

On February 12, 2009, the Polish Parliament passed the Financial Support Act which provides that the Minister of Finance, representing the State Treasury, at the request of a financial institution and after consultation with the Chairman of the PFSA and the President of the NBP (as well as the BGF in the case of banks), will be able to provide financial institutions established in Poland with support in a crisis, allowing these institutions to maintain their financial liquidity.

The law provides that the aid granted may take the following forms:

●	Treasury guarantees on repayment of refinancing loans extended by the NBP to banks (up to 50 percent of the sum to be repaid);

●	Treasury guarantees on repayment of loans and credit lines extended by credit institutions;

●	Treasury guarantees on debt securities issued by credit institutions (securities with a maturity from 3 months to 5 years);

●	sale of Treasury securities to financial institutions with delayed payment or with payment in installments or directed to a particular financial institution; and

●	lending of Treasury securities to financial institutions.

Additionally, in early 2010 the Polish Parliament passed a law which provides a legal basis for recapitalization measures directed at troubled financial institutions. The support may take the following forms:

●	state recapitalization guarantee which can result in the State Treasury acquiring shares, bonds or other debt instruments issued by an ailing institution, and/or

●	takeover of a financial institution/nationalization if the institution faces insolvency problems that can influence the stability of the financial market in the country.

The Minister of Finance ultimately decides whether to provide support and under which conditions, after consultation with the President of the NBP and the Chairman of the PFSA (and also with the BGF when banks are concerned).

Both of the above mentioned laws currently have no expiry date.  However, the measures should be available for financial institutions until a decision of the European Commission is in place regarding the compliance of the support with the single market guidelines. No eligible institutions has applied for the measures so far.

Capital Markets

Warsaw Stock Exchange

In 1991, Poland established the Warsaw Stock Exchange (the “WSE”).  The WSE operates the main market and also acts as an operator of the alternative market called NewConnect (established in August 2007) for smaller companies. In November 2010, the WSE went public and its shares were listed in Warsaw.

In September 2009, the WSE launched CATALYST, the first organized market in debt securities in Poland and a unique market of its kind in Central and Eastern Europe.  The system facilitates and optimizes corporate and municipal bond issuances. BondSpot SA, a subsidiary of the WSE, also operates the Treasury BondSpot Poland, which is a wholesale market dedicated to trading in Treasury bonds and Treasury bills.

Securities legislation regulates the public offering of securities and the operations of securities brokers. The PFSA has enforcement powers and supervises the financial markets, including the securities and commodities markets. See “Bank Regulation” above. Since July 2005, trading of securities has been regulated by three acts: the Act on public offering, conditions governing the introduction of financial instruments to organized trading and public companies of July 29, 2005, the Act on trading in financial instruments of July 29, 2005 and the Act on capital market supervision of July 29, 2005. Since January 1998, with the launch of futures contracts based on the WIG20, the WSE blue chip index, the WSE also operates a derivatives market.  In January 2001, the first equity futures contracts were introduced. In September 2003, trading in options based on the WIG20 was launched on the WSE. In 2010, the WSE enabled short selling under new rules and listed the first Exchange Traded Fund.

Settlement in Poland is conducted on a delivery-versus-payment basis. Each investor is required to hold a securities account and a cash account with a local broker or custodian. Each broker and custodian is required to hold a securities account in the National Depository for Securities and maintain a cash account with a clearing bank. The system is fully computerized. All securities admitted for trading on the WSE markets are registered in book-entry form only. Shareholders are supplied with deposit certificates and account statements by the broker or custodian with whom they hold an account.

In March 2012, there were 61 members of the WSE (31 local members and 30 foreign members) and out of a total of 66 investment firms conducting their activities under Polish law, in November 2011, 14 were banks conducting brokerage activities and 52 were independent entities. In March 2012, there were 2,495 licensed brokers of securities, 234 commodities brokers and 382 licensed investment advisors.

Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.

The following table sets forth selected indicators relating to the equity component of the WSE as at the end of the periods indicated:

	As at December 31,				As at March 31,
	2008	2009	2010	2011	2012
Market capitalization(1)
(in PLN millions)	465,115	715,822	796,482	642,863	713,608
(in U.S.$ millions)	157,038	251,139	268,710	188,115	228,787
(% of GDP)	44	53	56	42	47
Turnover in PLN millions(2)	331,316	345,864	234,288	268,139	59,261
WIG index	27,229	39,986	47,490	37,595	41,267
Average P/E ratio	11.0	14.3	18.2	12.5	10.6
Dividend Yield	3.1	3.6	2.4	2.9	3.8
Listed companies
Main Market	374	379	400	426	429
NewConnect	84	107	185	351	370
____________
Notes:
(1)	Includes domestic and foreign companies.
(2)	One-sided (single counted) turnover including session and off-session (block transactions) of shares.
Source: Ministry of Finance, NBP, WSE

Investment Funds

By the end of March 2012, the PFSA had granted permits to 50 fund management companies managing 513 investment funds.  The value of assets managed by Polish investment funds in December 2011 was PLN 134.9 billion (U.S.$ 39.5 billion).

Pension Funds

By the end of March 2012, the relevant supervisory authority had granted permits to 14 fund management companies managing 14 pension funds.  The value of assets managed by Polish pension funds in March 2012 achieved a level of PLN 337.9 billion (U.S.$ 76.3 billion).

Treasury securities

Treasury bonds and bills denominated in PLN are sold at regular auctions by the State Treasury.  The primary domestic market is based on a selected group of banks acting as primary dealers.

The following table sets forth certain information with respect to the sale of treasury securities on the domestic market for the periods indicated:

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2011	Q1 2012
	(nominal amount, PLN billions)
Gross sales of treasury securities
Treasury bonds	27.3	34.4	24.4	22.7	108.8	39.9
Treasury bills	13.4	5.3	0	0	18.7	10.3
Total	40.7	39.7	24.4	22.7	127.6	50.2
Net sales of treasury securities
Treasury bonds	21.7	7.4	(10.5)	3.4	21.9	21.9
Treasury bills	3.8	(3.8)	(10.4)	(5.6)	(16.0)	(1.2)
Total	25.4	3.6	(20.9)	(2.2)	5.9	20.7
Source:  Ministry of Finance

Trading of Treasury bonds is conducted on three secondary markets: the OTC market, Treasury BondSpot Poland and the WSE.  In 2011, the value of Treasury bond transactions increased by 29.4 percent to PLN 10,748.8 billion, compared to 2010.  The most significant market by value is the

OTC market which in 2011 accounted for 90.4 percent of the total turnover of Treasury bonds.  Turnover on Treasury BondSpot Poland amounted to 9.6 percent, while trading on the WSE did not exceed 0.1 percent.  In the first quarter of 2012, the value of Treasury bond transactions amounted to PLN 2,369.8 billion.  Turnover on the OTC market accounted for 89.0 percent, and 11.0 percent on Treasury BondSpot Poland, while trading on the WSE remained at a marginal level.

The main holders of Treasury bonds issued on the domestic market at the end of February 2012 were domestic institutional investors (non-banking sector) representing PLN 245.7 billion (46.7 percent), the domestic banking sector representing PLN 119.5 billion (22.7 percent) and foreign investors representing PLN 160.5 billion (30.5 percent).

The average time to maturity (“ATM”) of domestic marketable debt decreased slightly from 4.30 years at the end of December 2010 to 4.25 years at the end of December 2011 and then increased to 4.28 years at the end of February 2012.  The duration decreased from 2.97 years at the end of December 2010 to 2.80 years at the end of December 2011 and then increased to 2.88 years at the end of February 2012.

Insurance market

As at December 31, 2011, the total assets of Poland’s insurance companies amounted to approximately PLN 146.13 billion while the assets of the life insurance sector amounted to approximately PLN 89.86 billion.  The assets of the non-life insurance sector were PLN 56.28 billion as at December 31, 2011.  Investments of insurance companies were primarily held in debt securities and other fixed income securities (44.7 percent), followed by deposits with credit institutions (9.9 percent), shares or participating interests in subordinated undertakings (7.4 percent) and shares, participating interests and other variable yield securities, units and investment certificates in investment funds (6.6 percent).

According to industry data, as at December 31, 2011, the largest market share, by gross premiums written, was held by PZU Życie S.A. (17.16 percent), followed by PZU S.A. (14.43 percent), STU ERGO Hestia S.A. (4.63 percent) and TUnŻ  Europa S.A. (4.49 percent).  As at December 31, 2011, there were 45 insurance companies controlled by foreign investors (compared to 45 as at December 31, 2010 and 47 as at December 31, 2009).  As at December 31, 2011, FDI in the insurance market reached PLN 4.47 billion, compared to PLN 4.47 billion as at December 31, 2010 and 4.24 billion as at December 31, 2009.  As at December 31, 2011, foreign capital accounted for 77.1 percent of the total equity capital of insurance companies in Poland, compared to 77.9 percent at the end of 2010 and 77.9 percent at the end of 2009.  As at December 31, 2011, there were 61 licensed insurance companies operating in Poland, of which 28 were life insurance companies and 33 were non-life insurance companies.

PUBLIC FINANCE

The Polish public finance system is comprised of the State budget, local budgets, extra-budgetary units, agencies and other entities.  It is divided into three sub-sectors: central, local and social security.  There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in the EU’s European System of Accounts 95 (“ESA 95”).

The Polish methodology differs from ESA 95 in two significant respects:

●	under ESA 95, revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the Polish methodology; and

●
the scope of the public sector is defined differently under the two methodologies (for example funds formed within BGK, i.e., the National Road Fund and the Railway Fund, are excluded under Polish methodology and included under ESA 95).

In 2011, the general government balance decreased by about 2.7 percentage points of GDP (from 7.8 percent of GDP in 2010 to 5.1 percent of GDP in 2011).  Significant improvement of general government balance can be attributed to measures that reduced public spending and increased government revenue. Expenditure of the general government to GDP ratio declined from 45.4 percent of GDP in 2010 to 43.6 percent of GDP in 2011.  The most significant cuts were made to social spending (reduced by 0.8 percentage points of GDP), public consumption (reduced by 0.8 percentage points of GDP) as a result of lower employee compensation growth (frozen wage bill) and intermediate consumption growth.  Increased revenue was derived mainly from higher VAT, freeze in personal income tax (“PIT”) thresholds and increase in the share of the pension contribution in the public pillar.

In 2012, the Government expects the general government balance to reach 2.9 percent of GDP.  As compared with 2011, the reduction of 2.2 percentage points will be achieved by policies introduced in previous years (e.g., a spending rule that caps the increase in flexible and new legally mandated expenditure, a frozen wage bill), cuts in gross capital formation and new measures aimed at increasing revenues.  These include raising the disability contribution (effectively a payroll tax) by 2 percentage points and introducing a new copper and silver royalty charge.

The government intends to reach the medium term objective for the deficit (1 percent of GDP) by 2015.  The measures that will ensure long-term stability of public finances in Poland include further structural reforms of the social security system (such as increase and equalization of the retirement age for men and women at 67 years, from present levels of 65 and 60 years, respectively), as well as introduction of the new permanent fiscal rule. According to the new permanent fiscal rule, the limit for the general government expenditures (excluding the expenditures of the local government sub-sector, expenditures financed with the non-returnable EU aid funds and debt interest payments) will be calculated based on the equivalent limit for the previous year (adjusted for the inflation forecast errors), CPI forecast and the medium-term real GDP growth subject to corrections if cumulated deviations of a nominal balance from the medium-term budgetary objective (MTO) exceed a certain threshold. The limit will be also adjusted for the expected change in structural revenues. The introduction of this rule and the accompanying changes to the domestic fiscal framework will also ensure compliance with the Council Directive of November 8, 2011 on requirements for budgetary frameworks of the Member States.

General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA 95) for the years indicated:

	2007	2008	2009	2010	2011
	(as a % of GDP)
General government balance	(1.9)	(3.7)	(7.4)	(7.8)	(5.1)
Central government	(3.1)	(3.9)	(5.4)	(6.4)	(4.3)
Local government	0.1	(0.2)	(1.1)	(1.2)	(0.7)
Social security funds	1.1	0.4	(0.9)	(0.2)	(0.1)
————
Source: Central Statistical Office

The following table sets out State budget revenues and expenditures using the Polish methodology for the years indicated:

	2007	2008	2009	2010	2011	2012(1)
	(PLN millions, except as otherwise indicated)
Total revenue	236,368	253,547	274,184	250,303	277,568	293,766
Total expenditure	252,324	277,893	298,028	294,894	302,681	328,766
Balance	(15,956)	(24,346)	(23,844)	(44,591)	(25,113)	(35,000)
GDP (PLN billions)	1,175	1,275	1,344	1,416	1,525	1,590
	(as a % of GDP)
Total revenue	20.1	19.9	20.4	17.7	18.2	18.5
Total expenditure	21.5	21.8	22.2	20.8	19.8	20.7
Balance	(1.4)	(1.9)	(1.8)	(3.1)	(1.6)	(2.2)
__________
(1)
From the 2012 Budget Act, without EU resources budget.  Data do not include payments which will be made by the Central Bank in 2012 to the State budget (PLN 8.205 million) as a result of profits of the Central Bank for 2011.  Payments from the NBP have not been originally assumed in the Budget Act for 2012.

Source:  Ministry of Finance, Central Statistical Office

The following table sets out certain information regarding total revenues and expenditure for local governments for the years indicated:

	2007	2008	2009	2010	2011
	(PLN millions, except for percentages)
Total revenues	131,38	142,569	154,842	162,797	171,309
Total expenditure	129,113	145,183	167,828	177,766	181,595
Balance	2,267	(2,614)	(12,986)	(14,970)	(10,286)
As % of GDP	0.2	(0.2)	(1.0)	(1.1)	(0.7)
GDP	1,176,700	1,275,432	1,344,383	1,416,392	1,524,659
__________
Source:  Ministry of Finance, Central Statistical Office

The State Budget

The Budget Process

The fiscal year for the Government is the calendar year.  Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year.  The budget then proceeds through the regular legislative process.  If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted.  If no budget has been agreed by Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve Parliament.

The 2012 Budget Act

On January 27, 2012, the Sejm approved the draft 2012 Budget Act.  It provides for revenues of PLN 293.8 billion and expenditures of PLN 328.8 billion.  The 2012 Budget Act was signed by the President on March 7, 2012.

The following table sets out State revenues in nominal terms and as a percentage of GDP for the years indicated:

	2007	2008	2009	2010	2011	2012(1)
	(PLN millions)
NOMINAL REVENUES
Tax Revenue	206,385.2	219,499.4	214,878.8	222,552.7	243,209.4	264,803.0
VAT and other Indirect taxes	146,482.1	153,677.7	154,957.7	165,189.6	180,272.6	196,118.0
Corporate Income Tax	24,540.2	27,159.7	24,156.6	21,769.9	24,861.9	26,635.0
Personal Income Tax	35,358.5	38,658.5	35,763.7	35,592.6	38,074.9	40,250.0
Non-tax Revenue	22,448.3	19,308.9	27,433.4	24,501.6	32,276.0	27,125.2
Dividends	3,622.5	3,319.8	8,326.5	4,977.1	6,122.9	8,153.5
Transfers from the NBP	2,478.3	-	-	3,957.3	6,202.7	-
Custom Duties	1,747.6	1,728.8	1,627.5	1,663.7	1,923.8	1,830.0
Payments, fees, interests and others	12,733.9	12,095.5	14,777.3	11,176.9	15,642.8	14,734.8
Local government payments	1,866.0	2,164.8	2,702.0	2,726.7	2,383.8	2,406.9
Contributions to State budget from EU	-	-	-	-	-	-
Revenue from EU and other non-returnable means	7,534.1	14,739.0	31,871.3	3,248.5	2,082.9	1,837.9
TOTAL REVENUE	236,367.5	253,547.3	274,183.5	250,302.8	277,568.3	293,766.1
	(Revenues as a percentage of GDP)
GDP	1,176,737	1,275,432	1,344,383	1,416,392	1,524,659	1,589,618
Tax Revenue	17.5	17.2	16.0	15.7	16.0	16.7
VAT and other Indirect taxes	12.4	12.0	11.5	11.7	11.8	12.3
Corporate Income Tax	2.1	2.1	1.8	1.5	1.6	1.7
Personal Income Tax	3.0	3.0	2.7	2.5	2.5	2.5
Non-tax Revenue	1.9	1.5	2.0	1.7	2.1	1.7
Dividends	0.3	0.3	0.6	0.4	0.4	0.5
Transfers from the NBP	0.2	-	-	0.3	0.4	-
Custom Duties	0.1	0.1	0.1	0.1	0.1	0.1
Payments, fees, interests and others	1.1	1.0	1.1	0.8	0.9	0.9
Revenue of Budgetary Units	0.2	0.2	0.2	0.2	0.2	0.2
Contributions to State budget from EU	-	-	-	-	-
Revenue from EU and other non-returnable means	0.6	1.2	2.4	0.2	0.1	0.1
TOTAL REVENUE	20.1	19.9	20.4	17.7	18.2	18.5
__________
(1)
Data do not include payments which will be made by the Central Bank in 2012 to the State budget (PLN 8.205 million) as a result of profits of the Central Bank for 2011.  Payments from the NBP have not been originally assumed in the Budget Act for 2012.

Source: Ministry of Finance

The following table sets out certain information regarding State budget expenditure in nominal terms and as a percentage of GDP for the years indicated.

	2007	2008	2009	2010	2011 (4)	2012 (5)
	(PLN millions)
TOTAL STATE BUDGET EXPENDITURES	252,324	277,894	298,028	294,894	302,682	328,766
of which
Subsidies (1)	1,951	2,832	3,170	3,960	4,690	5,187
Foreign Debt Service	4,890	5,122	6,675	7,386	8,849	10,770
Social Insurance	54,225	64,037	64,010	71,766	72,317	76,894
Current Expenditures of the Budget Sphere	90,422	96,399	93,073	97,133	100,324	108,623
Domestic Debt Service and Guaranties	22,609	19,995	25,553	26,757	27,107	32,226
Capital Expenditures (2)	13,260	14,920	14,654	15,439	14,915	14,871
Subsidies to Local Authorities (3)	36,756	40,460	45,043	47,185	48,348	50,218
EU own resources	10,629	12,213	13,418	14,345	14,731	16,146
Financing EU co-financed projects	17,582	21,916	32,432	x	x	x
Co-financing EU projects	x	x	x	10,923	14,731	13,741

	(Expenditures as a percentage of GDP)
TOTAL STATE BUDGET EXPENDITURES	21.4	21.8	22.2	20.8	19.9	20.7
of which
Subsidies (1)	0.2	0.2	0.2	0.3	0.3	0.3
Foreign Debt Service	0.4	0.4	0.5	0.5	0.6	0.7
Social Insurance	4.6	5.0	4.8	5.1	4.7	4.8
Current Expenditures of the Budget Sphere	7.7	7.6	6.9	6.9	6.6	6.8

Domestic Debt Service and Guaranties	1.9	1.6	1.9	1.9	1.8	2.0
Capital Expenditures (2)	1.1	1.2	1.1	1.1	1.0	0.9
Subsidies to Local Authorities (3)	3.1	3.2	3.4	3.3	3.2	3.2
EU own resources	0.9	1.0	1.0	1.0	1.0	1.0
Financing EU co-financed projects	1.5	1.7	2.4	x	x	x
Co-financing EU projects	x	x	x	0.8	0.7	0.9

GDP (PLN millions)	1,176,737	1,275,432	1,344,383	1,416,392	1,524,659	1,589,618
______________
Notes:
From 2010, financing EU resources budget is excluded from state budget (without part concerning technical assistance and national co-financing).
(1)	Subsidies to enterprises.
(2)	Capital expenditures include investments and equity contributions.
(3)	General subventions to local governments.
(4)	Expected execution.
(5)	As provided in the 2012 Budget Act.
x	Not available
Source: Ministry of Finance

Financing the State Budget Deficit

The State Treasury finances the budget deficit by issuing its own debt securities (known as “Treasury securities”) in the domestic as well as the international markets and accepting funding from international financial institutions (loans from the European Investment Bank (“EIB”) and the World Bank).  Treasury securities may be issued as Treasury bills (instruments with a maturity of up to one year) or as Treasury bonds (instruments with a maturity of more than one year).  The main objective of the State Treasury’s debt management strategy is minimization of long-term debt servicing costs subject to maintaining appropriate risk levels (refinancing, exchange rate, interest rate and liquidity risks).  Subject to this overall debt management strategy, the State Treasury has flexibility in terms of choosing which market, currency and instrument type to issue.

The State’s budget deficit in 2011 was lower than expected in the 2011 Budget Act and amounted to approximately PLN 25 billion, while total net borrowing requirements amounted to PLN 27 billion and gross borrowing requirements to PLN 136 billion.  Borrowing requirements in 2011 were financed mainly by issuances in the domestic market (81 percent) with Treasury bond issuances in the international markets representing 13 percent of total issues of Treasury securities.  Some additional funding (6 percent) was obtained from the EIB and the World Bank.

Financing in the domestic market in 2011 was mainly obtained through the sale of Treasury bonds.  Of all Treasury Bonds sold, medium-term bonds (3-5 years) amounted to 44 percent, issuance of short-term bonds (up to 2 years) amounted to 34 percent and long-term bonds amounted to 22 percent.  In 2011, the main demand in the domestic market came from foreign investors and, as a result, their holdings of domestic Treasury securities reached record levels.  Foreign financing mainly consisted of issues of Treasury bonds denominated in U.S. dollars and euro (small issuances were also conducted in Swiss francs and Japanese yen).  The State Treasury’s debt at the end of 2011 had an average term to maturity of 5.4 years.  The share of foreign debt increased from 28 to 32 percent as a result of PLN depreciation.

The budget deficit for 2012 is projected to amount to PLN 35.0 billion according to the 2012 Budget Act, while total net and gross borrowing requirements for 2012 are expected to amount to PLN 46.2 billion and PLN 176.1 billion, respectively. As in previous years, the process of funding complies with the main strategic objective and the flexibility in choosing the market, currency and instrument type. The major part of funding is being received from the domestic Treasury bond market with the financing structure depending on the market situation. Funding from international Treasury bond markets and from international financial institutions are expected to correspond to 2011 levels.  As of May 23, 2012, 69 percent of gross borrowing requirements had been financed.

Revenues

The principal source of the State’s budgetary revenues is taxation.  The principal taxes in the Polish tax system are a tax on goods and services (“VAT”), corporate income tax (“CIT”), personal income tax (“PIT”) and excise tax.  There are also local taxes collected directly by the local authorities or tax offices acting on behalf of such authorities.  Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.

Value Added Tax

VAT levied on the supply of goods and services and other activities in Poland complies with the rules of Council Directive 2006/112/EC on the common system of value added tax.  The following VAT rates apply (from January 1, 2011):

●	a standard rate of 23.0 percent; and

●	reduced rates of:

●	8.0 percent (for example, on certain food items, medicines, public transport, restaurant services, new housing structures and housing construction services covered by the social housing program);

●	5.0 percent (for example, on certain unprocessed agricultural products, books and specialist periodicals); and

●	0 percent (for exports and intra Community supplies and selected services such as international transport).

Furthermore, the VAT system provides for exemptions (without the right to deduct the input tax) for certain services, such as educational, healthcare and welfare and financial services (with exceptions).

Corporate Income Tax

In order to increase the competitiveness of the Polish economy, the CIT rate has been gradually reduced from 40.0 percent at the end of 1996 to the current rate of 19.0 percent.

For the purposes of the equal treatment of entities located in Poland and in other EU member states, provisions regarding the taxation of dividends were changed with effect from January 1, 2007.  Currently, dividends are subject to a 19.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise.  Nevertheless, income from dividends is exempted from taxation if dividends are paid by a Polish company to entities with their seat in Poland, another EU member state, an EEA member state or to Switzerland and certain other specific requirements are fulfilled.

Interest and royalties paid to foreign entities are subject to a 20.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise.  From July 1, 2013, interest and royalties will be exempted from income tax, provided that the amounts are received by a company located in an EU member state (other than Poland) or Switzerland.  Certain other requirements must be satisfied as well, particularly that interest and royalties are paid by a Polish company or a foreign permanent establishment located in Poland and the beneficial owner is a company subject to income tax in another EU member state or Switzerland.  However, during the transitional period from July 1, 2009 until June 30, 2013, the rate of income tax on interest and royalties is fixed at 5.0 percent.  Since January 1, 2011, all EEA member states (other than Poland) have been covered by these preferential provisions.

Personal Income Tax

In 2011, PIT was levied on personal income at progressive tax rates starting at 18.0 percent on the initial PLN 85,528 earned and increasing to 32.0 percent on earnings above that threshold.  Taxpayers who operated a business are entitled to choose a different form of income taxation with a flat rate of 19.0 percent.  In a limited number of cases, those taxpayers can choose to pay income tax on a lump-sum basis.  Income from selling securities and other financial instruments is subject to an income tax rate of 19.0 percent, which is specified in a separate tax return and sent at the end of the tax year.

Excise Tax

From May 2004 until March 2009, excise goods were divided into (a) harmonized goods, such as energy products, alcohol beverages (ethyl alcohol, intermediary products, fermented beverages, wine and beer) and tobacco products and (b) non-harmonized goods, such as electricity, cars, cosmetics and gambling machines.

New excise provisions came into effect on March 1, 2009.  Since then, products subject to excise include energy products, electricity, alcoholic beverages, manufactured tobacco and cars.  These provisions also resulted in various changes to excise rates, including an increase in the excise rates on ethyl alcohol, beer, wine, cigars and certain automobiles.  In 2011, higher excise duty rates on cigarettes, cigars and fine cut tobacco as well as changes in reliefs for biofuels were introduced.  Additionally, from January 2012 coal and coke for heating purposes, which were originally exempted from excise duty due to transitional periods granted by the EU, are subject to tax.  However, a number of exemptions for coal products are provided.

As of  December 31, 2011, the State revenue from excise duty according to preliminary data amounted to PLN 57,963.7 million.

Social Security System

Expenditure

A major component of State expenditure is social security payments.  Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees.  The revenues of these funds are not shown as revenues in the State budget.  Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the tables under “Public Finance”.  The Social Insurance Fund and the Pension and Disability Fund (for farmers) are the largest extra-budgetary funds and rely on State budget transfers to supplement their own off-budget revenues.

Direct Budgetary Social Expenditure

The growth of social expenditure paid directly from the State budget or paid as transfers from the State budget to extra-budgetary funds and their projected continued growth based on current legal entitlements and demographic trends, represent a significant threat to Poland’s ability to limit its State budget deficit in the medium term.

The refund in respect of the transfer of contributions to open pension funds (“OPFs“), amounted to, according to preliminary data, PLN 15.4 billion in 2011, compared to PLN 14.9 billion in 2006 (see “Pension System Reform” below).  The transfers are reflected in the budgetary expenditure in macroeconomic terms representing a long-term saving for the whole economy and reducing the negative impact of the budget deficit on national savings.  The transfers amounted to PLN 16.2 billion in 2007, PLN 19.9 billion in 2008, PLN 21.1 billion in 2009 and PLN 22.3 billion in 2010.

Pension System Reform

On January 1, 1999, Poland introduced a new multi-pillar pension system.  The first pillar is a pay-as-you-go, notional defined contribution system, where pensions are directly linked with contributions, which ensure that in the long-term pension expenditure will be fully financed by contributions.  Such formula is expected to contribute to improving public finances.  The second pillar is a privately managed, funded defined contribution system.  The third pillar comprises voluntary savings schemes, such as employee pension schemes and individual pension insurance policies.  Participation in the first two pillars is mandatory.  The first pillar received 12.22 percent and the second 7.30 percent of the total 19.52 percent pension contribution (in the form of an earmarked payroll tax).

The goal of the recent Polish pension reforms is to reduce the pressure on public finances (by introducing a defined contribution formula in the public “pay-as-you-go” system), support the development of domestic capital markets and diversify and increase future pensions (based on investments in equity markets).  Simultaneously, however, the introduction of the second pillar is a substantial burden for public finances in the short and medium term due to the fact that its pension funds are outside the public sector and transfers from the pension funds to the second pillar are recorded as expenditure according to ESA 95.

Because of continuing high costs relating to the pension system reform, from May 1, 2011, the government introduced the following changes to the pension system:

●
Transfers to private pension funds were initially reduced to 2.3 percent (from the then-existing 7.3 percent) and will be gradually increased to 3.5 percent in 2017.  The decrease in the contribution to OPFs will be offset by a corresponding increase in the contribution to State pension funds and, as a result, each employee’s total contribution will continue to be at 19.52 percent of the employee’s gross salary.

●
A part of the second pillar contribution was diverted to a new, separate, public, pay-as-you-go, notional defined contribution pillar.  This is very similar to the existing first pillar except for indexation (nominal GDP growth rather than wage bill growth) and bequest rules (allowed up to 36 months after retirement, similar to the existing second pillar).

●	The existing assets in the funded pension funds in Poland remain unaffected – only new contributions were altered.

●
Pension funds will have their equity investment limits gradually lifted to allow for similar in value purchases of equities despite lower contribution.  From pensioners’ perspective, a similar percentage of total pension contribution (combined first and second pillars) are still invested in equities.

●	Tax incentives for additional pension savings within existing pension funds were introduced.

At the end of 2011, there were 14 second pillar pension funds with more than 15.5 million members accounting for PLN 224.72 billion of net pension fund assets.  On December 31, 2011, Treasury securities and stocks listed on the WSE constituted the majority of total assets held by OPFs (accounting for 52.9 and 30.4 percent of total assets held by pension funds, respectively).  The investment strategy of pension funds is strictly regulated by law.

Healthcare System

Currently, management of the healthcare system is coordinated by a national health fund, into which employers are required to make a mandatory payment of 9.0 percent of each individual employee’s wages.  The budget expenditure on healthcare amounted to PLN 8.4 billion in 2011.

Extra Budgetary Funds

The following table sets out certain information regarding selected extra budgetary funds for the years indicated:

	2007	2008	2009	2010	2011	*
	(PLN millions)
Social Insurance Fund
Revenues	129,721	137,330	141,014	167,481	162,036
Transfers from State budget	23,893	33,230	30,503	38,112	37,513
Transfers to Open Pension Funds	16,219	19,911	21,086	22,347	15,431
Expenditure	123,755	136,133	153,359	170,845	167,786
Pension Fund
Revenues	15,942	16,185	17,064	16,348	16,567
Transfers from State budget	14,681	14,868	15,705	14,936	15,120
Expenditure	15,460	16,794	17,046	16,575	16,499
Labor Fund
Revenues	8,386	9,110	10,326	10,963	10,487
Budget transfers	287	322	352	323	324
Expenditure	5,353	5,756	11,245	12,235	8,744
Health Fund
Revenues	44,020	52,810	56,938	57,586	60,723
Budget transfers to National Health Fund	3,717	5,236	5,672	5,238	5,338
Health premiums financed by State budget	2,542	3,684	3,782	3,298	3,355
Funds for execution of commissioned tasks	12	10	1	0
State budget subsidy for healthcare of specific type of beneficiaries	17	73	167	213	225
State budget subsidy for medical rescue units	1,146	1,469	1,722	1,726	1748
Transfers from National Health Fund to State budget	80	0	0	0
Expenditure	42,257	51,658	57,633	59,326	60,923
____________
Source:  Ministry of Finance

* Preliminary data.

PUBLIC DEBT

Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (State Treasury debt), by local governments and by entities within the public finance sector.  It does not include debt incurred by State-owned financial institutions, other State-owned enterprises or the NBP.

In addition, the State Treasury provides certain State guarantees and sureties to cover the liabilities of Polish entities.  As at December 31, 2011, the amount of such guarantees (including expected interest payments) was PLN 94.3 billion, of which PLN 34.6 billion related to guarantees of Polish entities indebted to foreign entities.

The following table sets out total public sector debt as at the dates indicated:

	As at December 31,
	2007	2008	2009	2010	2011(1)
	(PLN millions)
Public finance sector debt	527,442	597,764	669,876	747,899	815,323
Central government sector debt	500,214	566,883	623,592	692,360	748,813
of which
State Treasury debt	498,963	565,462	622,390	691,210	747,504
Local government sector debt	24,483	28,107	39,325	53,519	64,231
Social Security sector debt	2,745	2,775	6,960	2,019	2,279
____________
(1)	Preliminary data.
Source:  Ministry of Finance

State Treasury Debt

The Ministry of Finance classifies debt as internal or external according to two criteria: the place of issuance and residence of the targeted investors.  All instruments issued in the domestic market, regardless of the status of their holder (domestic or foreign), are classified as internal debt and all instruments are classified as external or internal according to the residence of the holder, regardless of the market in which the instruments are issued.  In “Total External Debt”, Poland’s gross external debt is classified on the basis of the residence of the creditor.  For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal and external debt will be referred to as domestic debt and international debt, respectively.

In nominal terms, Poland’s total State Treasury debt has grown from PLN 501.5 billion at the end of 2007 to PLN 772.4 billion at the end of February 2012.

Between 2003 and 2011, Poland repurchased the majority of its outstanding Brady Bonds, issued by the State Treasury in 1994 to Poland’s creditors in connection with its commercial debt restructuring.

The following table sets out categories of the State Treasury’s debt as at the dates indicated as aggregate amounts and as percentages of nominal GDP:

	As at December 31,					As at February 29,
	2007	2008	2009	2010	2011	2012
	(PLN millions except for percentages)
Domestic State Treasury Debt	380,392	420,020	462,734	507,011	524,689	534,850
as a percentage of GDP	32.3	32.9	34.4	35.8	34.4	-
International State Treasury Debt	121,139	149,926	168,773	194,840	246,438	237,585
as a percentage of GDP	10.3	11.8	12.6	13.8	16.2	-
Total State Treasury Debt	501,531	569,946	631,506	701,851	771,127	772,435
as a percentage of GDP	42.6	44.7	47.0	49.6	50.6	-
GDP	1,175,266	1,275,432	1,344,383	1,416,392	1,524,659	-
____________
Source:  Ministry of Finance

Debt Management

Under Polish law, the Minister of Finance supervises the level of public debt.  This supervision is two-fold: direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector which are autonomous in contracting liabilities).

Polish regulations primarily seek to restrict the growth of public debt by establishing limits on the public debt to GDP ratio.  The Polish Constitution prohibits the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, whereas the Public Finance Act sets thresholds at 50.0, 55.0 and 60.0 percent of GDP, violation of which is followed by certain requirements to prevent the constitutional limit from being breached.  As set forth in the draft budget adopted by the Council of Ministers in a given year, when the ratio in year x is between 50.0 and 55.0 percent, the state budget deficit to state budget revenue ratio for year x+2 cannot be higher than in the year x+1. As the ratio of public debt to GDP was 53.5 percent in 2011, the deficit to revenue ratio in the draft budget for 2013, due to be submitted to the Parliament by the end of September 2012, cannot be higher than 11.9 percent, which is the ratio adopted in the budget for 2012.

When the ratio in year x is between 55.0 and 60.0 percent, the following measures are implemented:

(a)
the difference between state budget revenues and expenditures in the draft budget adopted by the Council of Ministers in the year x must ensure the decrease in State Treasury debt to GDP ratio for the year x+2 from the ratio announced for the year x;

(b)
the budget deficit of local government units will be reduced by the use of cumulated budgetary surpluses from previous years and liquid funds in the budget resolution for the year x+2 can only derive from expenditures for ongoing tasks co-financed from EU funds or non-returnable financial aid provided by EFTA member countries;

(c)
in the draft budget adopted by the Council of Ministers for the year x+2: (1) no increase in salaries of public sector employees will be assumed, (2) revaluing of pensions must not exceed the CPI level in the budgetary year x+1, (3) a ban on granting new loans and credits from the State budget will be introduced, and (4) the expenditures of the Sejm, the Senate, the Presidential Chamber, the Constitutional Tribunal, the Supreme Chamber of Control (NIK), the Supreme Court, the Primary Administration Court, the common courts of law and provincial administration courts, the Spokesman of Citizen Rights, the Spokesman of Child Rights, the National Board of Radio and Television, the General Inspector for the Security of Personal Data, the Institute of National Remembrance – Commission for the Prosecution of Crimes against the Polish Nation, the National Electoral Office and the National Labor Inspection will not be higher than in the government administration;

(d)	the Council of Ministers will conduct a review of (1) State budget expenditures financed by foreign credits and (2) long-term programs;

(e)	the Council of Ministers will present a remedial program ensuring a decrease in the ratio of public debt to GDP;

(f)	the Council of Ministers will make a review of regulations in force to propose possible legal solutions which may influence state budget revenues, including VAT rates;

(g)	VAT rates for the subsequent three years following year x will be increased;

(h)
the State Fund for the Rehabilitation of Disabled Persons will receive earmarked subsidies from the state budget for co-financing of disabled worker salaries at the level of 30.0 percent of planned funds for that year; and

(i)
new liabilities will only be incurred by government administration if those investments are co-financed from EU funds or non-returnable financial aid provided by EFTA member countries at the maximum level, as set out in the rules or procedures for particular types of investments, which is not lower than 50.0 percent of the total costs of those investments.

These restrictions, however, would not apply to state road rebuilding or repairs required for road traffic hazard removal, anti-flood infrastructure investments, electronic toll service and compensations for properties taken over for public road investments.  Where public debt exceeds 60.0 percent in a given year and items (a), (c), (d), (f), (g) and (h) above are in force, budgets of local government units for year x+2 must be balanced, the granting of new sureties will be banned and guarantees by public finance sector entities will be introduced.  In addition, the Council of Ministers will present a remedial program to the Parliament aimed at reducing the ratio of public debt to GDP below 60.0 percent.

Since the accession to the EU, Poland has also been obliged to observe the Maastricht Criteria, including with regard to deficit (3.0 percent of GDP) and public debt (60.0 percent of GDP) limits.  Failure to meet the Maastricht Criteria could result in a delay to Poland’s ability to adopt the euro.  In May 2009, the European Commission announced that it had initiated an excessive deficit procedure for Poland, due to the fact that Poland’s budget deficit exceeded the 3.0 percent threshold established by the Maastricht Criteria.  Poland was previously under an excessive deficit procedure from 2004 until July 2008.  See “Public Finance”.

The objective of the debt management strategy as stated in the Public Finance Sector Debt Management Strategy in the years 2012-2015 (approved by the Council of Ministers in December 2011) is the minimization of long-term debt servicing costs subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, State budget liquidity risk, other risks (in particular credit and operational risk) and distribution of debt servicing costs over time.

Refinancing Risk

In an attempt to manage refinancing risk, an increase of the role of medium- and long-term instruments in financing the State budget borrowing requirements in the domestic market is aimed at meeting investor demand.  The debt management strategy aims for an even distribution of redemptions and interest payments of domestic and foreign debt in subsequent years.  Further, it is intended for the ATM of domestic debt to be at least 4.5 years by 2015.  It is assumed that the current level of foreign debt refinancing risk does not restrain cost minimization.

Exchange Rate Risk

In an attempt to manage exchange rate risk, the debt management strategy is designed to maintain the exchange rate risk measured by the share of foreign currency debt in State Treasury debt between 20.0 and 30.0 percent and an effective (after swaps) share of the euro of at least 70.0 percent, subject to possible temporary deviations from these targets due to high volatility of exchange rates or severe turmoil on the markets.  Derivatives may also be used in managing the exchange rate risk in order to target the currency structure of debt.

Interest Rate Risk

In an attempt to manage interest rate risk, the debt management strategy is designed to maintain the term of domestic debt between 2.5 and 4 years and to separate the management of the interest rate and refinancing risks by using floating rate bonds, inflation-linked bonds and derivatives.  It is assumed that the current level of foreign debt interest rate risk does not restrain cost minimization.

State Budget Liquidity Risk

In an attempt to manage State budget liquidity risk, the debt management strategy is designed to maintain an adequate level of liquid State budget funds while managing them efficiently and budgeting the supply of Treasury securities appropriately throughout the year, taking into account seasonal considerations as well as current and expected market conditions.  Use of foreign currencies and State Treasury financial assets in managing domestic currency liquidity needs is possible.  The debt management strategy contemplates use of liquid funds from selected public finance sector entities, including the State special purpose funds, to aid in managing the State budget liquidity.

Credit Risk and Operational Risk

In an attempt to manage credit and operational risks, the debt management strategy includes entering into derivatives transactions with domestic and foreign entities of high creditworthiness.  Diversification of the various derivative instruments is an important component of this approach.

Distribution of Debt Servicing Costs Over Time

Two goals of the debt management strategy involve setting bond coupons at levels close to their yields over the sales period and the smooth distribution of annual debt servicing costs, in each case through the use of available instruments, especially switching auctions and derivatives.

The objective of the debt management strategy is pursued through two key strategies:

●	choosing instruments, market structure and issuance dates which minimize costs within the timeframe of debt instruments with the longest maturities and the most significant debt volume share; and

●
increasing the efficiency of the Treasury securities market, which entails aiming to have the spread between Treasury securities issued by Poland and EU countries with the highest credit ratings reflect only the difference in creditworthiness between the nations and not inefficiencies in the organization or infrastructure of the Treasury securities market.

The scope of implementing the cost minimization objective provides for flexibility in choosing the market, currency and instrument type in financing the borrowing requirements.  The domestic market will remain the main source of financing for the State budget borrowing requirements.  Foreign markets issuance should primarily:

●	ensure diversification of Poland’s investor base in major financial markets;

●	take into account the foreign currency borrowing requirements, including principal and interest payments on foreign debt;

●	maintain Poland’s position on the euro market and build the position on the U.S. dollar market as a complementary financing market;

●	access attractive financing in international financial institutions; and

●	stabilize the domestic market through:

●	ensuring the security of financing the State budget borrowing requirements in the case of temporary disturbances on the domestic market;

●	absorbing a part of foreign investors’ demand for Polish Treasury Securities rather than foreign investors’ use of the domestic market; and

●
allowing for the sale of currencies on the foreign exchange market and at the NBP as an instrument of foreign demand management of the State budget and utilizing funds raised on international markets to finance its borrowing requirements in the national currency.

Internal State Treasury Debt

Poland’s internal State Treasury debt has increased from PLN 380.4 billion (32.3 percent of GDP) at the end of 2007 to PLN 524.7 billion at the end of 2011 (34.4 percent of GDP) and to PLN 534.9 billion at the end of February 2012.

The internal public debt comprises three categories:

●
marketable Treasury securities with maturities of up to 30 years, including short-term Treasury bills, as well as fixed, floating rate and CPI linked securities, offered on the domestic primary market through auctions at market prices to Treasury securities dealers, and fixed and floating rate bonds sold through the national network of Customer Service Outlets (“CSOs”) to individuals at prices fixed by the issuer;

●	savings bonds, which are sold through the CSOs to individuals at nominal value, are not freely marketable and currently have maturities of up to ten years;

●	other debt (mainly free funds of public finance sector entities placed at the Ministry of Finance’s account as deposits).

At the end of February 2012, marketable Treasury securities constituted approximately 97.0 percent of domestic State Treasury debt.

The Ministry of Finance auctions Treasury bills at a discount from face value with maturities of up to 52 weeks.

External State Treasury Debt

At the end of February 2012, Poland had PLN 237.6 billion (U.S.$ 77.3 billion) of external State Treasury debt outstanding.  Approximately 78.9 percent of this debt is in the form of sovereign bonds issued abroad.  Other categories include loans from international financial institutions, Paris Club debt (which arose as a result of debt restructuring agreed with Poland’s creditors in 1991), Brady Bonds (issued as a result of commercial debt restructuring with the London Club in 1994) and matured payables.  See “Paris Club and London Club Agreements”.

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as at the dates indicated:

	As at December 31,					As at February 29,
	2007	2008	2009	2010	2011	2012
	(U.S.$ millions)
Medium and Long Term Loans
Paris Club	4,323	1,071	114	103	79	76
Multilateral	7,455	8,440	11,994	13,115	14,841	15,868
EIB	5,356	6,505	7,314	7,544	8,865	9,639
The World Bank	1,681	1,574	4,346	5,291	5,744	5,988
EBRD	3	-	-	-	-	-
CEB	415	361	334	280	232	241
Other loans	77	141	69	64	52	43
Total loans	11,855	9,652	12,177	13,283	14,972	15,988
Bonds
Foreign bonds	37,345	40,566	46,738	52,153	56,843	61,029
Brady Bonds	542	341	297	297	297	297
Total bonds	37,887	40,906	47,035	52,450	57,185	61,326
Short Term Debt	7	61	0	0	0	0
Total State Treasury External Debt	49,749	50,620	59,212	65,733	72,113	77,314
____________
Source:  Ministry of Finance

The following table presents the currency composition of the State Treasury’s external debt as at February 29, 2012:

	In millions of original currency	Equivalent in U.S.$ millions	%
EUR	38,899.2	52,361.4	67.7
U.S.$	13,982.6	13,982.6	18.1
Japanese yen	416,031.8	5,162.6	6.7
Swiss francs	5,200.0	5,807.1	7.5
Total		77,313.7	100.0
____________
Source:  Ministry of Finance

Projected State Treasury External Debt Service Requirements

The following table presents debt service projections for the State Treasury’s medium and long term external debt by type of creditor for the years indicated.  The data contained in the table does not assume any refinancing of existing debt.

	2012	2013	2014	2015	2016	2017	2018 and beyond
	(U.S.$ millions)
PRINCIPAL PAYMENTS	4,929	5,058	6,099	5,123	6,049	3,714	46,341
Loans	535	1,020	941	556	1,309	643	10,983
Paris Club	29	31	16
Multilateral	499	974	911	549	1,309	643	10,983
Other	7	14	14	7
Bonds	4,394	4,038	5,158	4,567	4,739	3,071	35,358
Brady Bonds							297
Foreign bonds	4,394	4,038	5,158	4,567	4,739	3,071	35,061
INTEREST PAYMENTS	2,032	2,963	2,718	2,483	2,292	2,087	10,334
Loans	433	450	413	387	353	315	1,579
Paris Club	2	1	0
Multilateral	430	448	412	387	353	315	1,579
Other	1	1	1	0
Bonds	1,599	2,513	2,305	2,096	1,939	1,772	8,756
Brady Bonds	13	13	13	15	15	15	104
Foreign bonds	1,586	2,500	2,292	2,081	1,925	1,757	8,652
TOTAL DEBT SERVICE	6,961	8,021	8,817	7,606	8,341	5,801	56,676
Loans	968	1,470	1,354	943	1,662	958	12,562
Paris Club	32	32	16	0	0	0	0
Multilateral	929	1,422	1,323	936	1,662	958	12,562
Other	8	15	15	7	0	0	0
Bonds	5,992	6,551	7,463	6,663	6,679	4,843	44,114
Brady Bonds	13	13	13	15	15	15	401
Foreign bonds	5,980	6,538	7,450	6,648	6,664	4,829	43,713
____________
Source:  Ministry of Finance

Default

Poland is not currently in default in relation to any of its external creditors.

Paris Club and London Club Agreements

In 1990, the total external debt of Poland was approximately U.S.$ 48.5 billion.  Most of this debt was incurred in the 1970s under central planning when foreign credits, both official and commercial, were used to finance Poland’s foreign trade deficit and as a means to postpone needed economic reforms.  During the period between 1981 and 1994, Poland was in default with respect to certain debts to 17 creditor countries, known as the Paris Club, and more than 500 commercial bank creditors, known as the London Club.  The interest in arrears varied from U.S.$ 25.0 million to U.S.$ 2.2 billion and the principal in arrears varied from U.S.$ 76.0 million to U.S.$ 4.1 billion.  In 1991, Poland signed the Paris Club Agreement, encompassing all of Poland’s medium- and long-term official credits granted by Paris Club members before January 1984, amounting to approximately U.S.$ 33.0 billion.  The agreement gave Poland a two-stage 50.0 percent debt reduction in net present value terms and U.S.$ 6.2 billion in total principal owed to Paris Club creditors was forgiven.  In February 2005, Poland entered into an agreement with the Paris Club creditors allowing the early repayment of EUR 12.3 billion (approximately U.S.$ 16.2 billion) of this debt, subject to a bilateral agreement with each respective creditor nation.  Ten countries accepted this offer (one only partially) and Poland repaid some EUR 4.45 billion in total.  The early repayment achieved the principal goals of increasing the average maturity of the State Treasury’s external debt, thus bringing down the risk of refinancing the liabilities and smoothing the repayment profile.  Repayment was financed through the issuance of sovereign bonds with an average maturity of 17 years.  The buyback also resulted in a decrease in the nominal level of debt, and some debt servicing cost savings, estimated at U.S.$ 100 million in 2005, U.S.$ 35 million in 2006 and further significant amounts in the following years.  As at February 29, 2012, the only remaining Paris Club debt was approximately U.S.$ 76 million and this debt is currently expected to be paid in full in 2014 in accordance with its payment schedule.

In March 1994, after more than four years of negotiations, Poland and its London Club creditors agreed to the terms of a comprehensive reduction and restructuring of its external commercial debt, including all associated interest.  This agreement reduced these liabilities by 49.2 percent in net present value terms, through forgiveness of interest, debt buy-backs and bond exchanges.  Between 1997 and 2008, the Ministry of Finance completed a number of transactions to redeem its Brady Bonds.  Between 2006 and 2009, the Ministry of Finance repurchased approximately U.S.$ 850.0 million in principal amount of Brady Bonds (U.S.$ 588.0 million in 2006, U.S.$ 63.0 million in 2007, U.S.$ 201.0 million in 2008 and U.S.$ 43.5 million in 2009).  As a result of these transactions, the principal amount of the remaining Brady Bonds was reduced from approximately U.S.$ 8.0 billion at the end of 1994 to approximately U.S.$ 0.3 billion as at February 29, 2012.

State Treasury’s Contingent Liabilities

The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury:

	2009	2010	2011
	(PLN thousands)
Domestic sureties and guarantees	18,306,617.4	25,129,039.7	34,615,948.8
Foreign guarantees	30,580,332.7	48,071,657.8	59,687,770.1
Total State Treasury’s contingent liabilities	48,886,950.1	73,200,697.5	94,303,718.9

The increase in contingent liabilities in recent years resulted mainly from the guaranteed debt of BGK incurred for financing the investments of the National Road Fund (“NRF”).  While at the end of 2009 guarantees of that type amounted to PLN 20,199 million of contingent liabilities, at the end of 2010 they amounted to PLN 39,868 million and at the end of 2011 the amount further increased to PLN 59,514 million.

Except from the above guarantees for debt incurred by BGK, there are also issued guarantees for pay-outs from NRF financing liabilities of concessionaires incurred for building motorways.  Those guarantees amounted to PLN 15,470 million of contingent liabilities at the end of 2010 and increased to PLN 17,253 million at the end of 2011, compared to only PLN 8,430 million at the end of 2009.

TOTAL EXTERNAL DEBT

The following table provides details of Poland’s gross external debt, by obligor, as at the dates indicated.  For this purpose, gross external debt refers to the amount, at any given time, of disbursed and outstanding contractual liabilities of Polish residents to repay the non-residents’ principal, with or without interest, or to pay interest, with or without principal, irrespective of the currency in which the liability is denominated.

External debt includes inter-company loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non-resident portfolio investors, trade credits and other loans and credits (including financial leases), irrespective of currency.

Total external debt at the end of 2011 amounted to U.S.$ 321.9 billion.  Short-term debt on original maturity basis accounted for 22.4 percent of the total external debt and was completely covered by official reserve assets.  The main component of Polish external debt is the debt of the enterprise sector, comprising 42.1 percent of total external debt in 2011.  The share of the general government sector in total external debt amounted to 35.8 percent in 2011.

The following table shows Poland’s external debt by obligor as at the dates indicated.

	As at December 31,
	2007	2008	2009	2010	2011
	(U.S.$ millions)
Monetary authorities	8,279	2,409	5,375	6,894	5,040
Other investment	8,279	2,409	5,375	6,894	5,040
Loans	-	-	-	-	-
Currency and deposits	8,278	2,409	3,295	4,827	3,013
Other liabilities	1	-	2,080	2,067	2,027
Central and local government	78,471	66,963	86,847	109,641	115,168
Debt securities	65,390	55,922	72,716	93,419	97,091
Bonds and notes	65,384	55,712	71,572	92,251	96,587
Money-market instruments	6	210	1,144	1,168	504
Other investment	13,081	11,041	14,131	16,222	18,077
Loans	13,081	11,041	14,131	16,167	18,052
Other liabilities	-	-	-	55	25
Banks	40,161	60,043	61,837	69,080	66,037
Loans from direct investors (Intercompany loans)	1,102	1,423	1,842	39	23
Debt securities	1,706	1,291	1,164	1,571	1,483
Bonds and notes	1,569	1,191	1,150	1,551	1,482
Money-market instruments	137	100	14	20	1
Other investment	37,353	57,329	58,831	67,470	64,531
Loans	20,817	31,149	30,733	33,971	33,774
Currency and deposits	16,536	26,180	28,052	31,517	29,328
Other liabilities	-	-	46	1,982	1,429
Other sectors	106,432	115,336	126,128	129,726	135,665
Loans from direct investors (Mainly intercompany loans)	46,958	48,628	54,049	70,221	73,666
Trade credits	13,332	12,552	13,001	15,479	15,180
Loans	33,626	36,076	41,048	54,742	58,486
Debt securities	4,842	4,595	5,432	1,222	1,433
Bonds and notes	4,464	4,209	5,318	1,219	1,344
Money-market instruments	378	386	114	3	89
Other investment	54,632	62,113	66,647	58,283	60,566
Trade credits	16,629	16,285	16,641	15,092	15,879
Loans	36,219	43,502	47,266	42,343	43,478
Other liabilities	1,784	2,326	2,740	848	1,209
TOTAL EXTERNAL DEBT	233,343	244,751	280,187	315,341	321,910
Of which:
- long-term	172,474	178,832	210,176	238,809	249,782
- short-term	60,869	65,919	70,011	76,532	72,128
___________
Source: NBP

DESCRIPTION OF THE SECURITIES

The debt securities (“Securities”), will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.

The following is a summary of certain terms of the Securities.  The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities.  The prospectus supplement may also add, update or change information combined in this prospectus.  If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement.  The particular terms of any Securities described in the prospectus supplement may include:

●	the principal amount of the Securities;

●	the price of the Securities;

●	the stated maturity date on which the State Treasury must repay the Securities;

●	the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

●	the dates when any interest payments will be made;

●	whether and in what circumstances the State Treasury may redeem the Securities before maturity;

●	the currency in which the State Treasury may pay the Securities and any interest; and

●	any other terms of the Securities.

Status of the Securities and Negative Pledge

The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto.  The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and ratably.

Notwithstanding the above, Poland may create or permit the creation of:

(a)
any Security Interest which secures Poland’s U.S.$ 178.52 million Collateralized Par Bonds due 2024 and U.S.$ 118.49 million Collateralized RSTA Bonds due 2024 each issued (in part) on October 27, 1994 and which is either existing on the date hereof in relation to, or contemplated by the terms of, such bonds; or

(b)
any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(c)	any Security Interest existing on property at the time of its acquisition; or

(d)	any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(e)
any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(f)	the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.

“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.

“Public External Indebtedness” means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.

“Security Interest” means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.

Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland.  In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts (“Additional Amounts”) as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to Additional Amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding.  You will not be paid any Additional Amounts, however, if the tax is:

●
a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

●	imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

●	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

●	a tax, assessment or other governmental charge which is payable other than by withholding;

●
a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

●	required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;

●
a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income (Directive 2003/48/EC), or any law implementing or complying with, or introduced in order to conform to, such directive; or

●	imposed as a result of any combination of the items listed above.

Furthermore, no Additional Amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such Additional Amounts if they held the Security themselves.

In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.

Any reference herein to principal or interest on the Securities includes any Additional Amounts which may be payable on those Securities.

General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury.  The holders of those Securities may thereafter look only to the State Treasury for any payment.  Securities will become void unless holders present them payment within five years after their maturity date.

The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent.  The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee.  The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:

●	the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

●	the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Securityholder to the State Treasury at the specified office of the fiscal agent;

the fiscal agent shall, upon receipt of written requests to the State Treasury at the specified office of the fiscal agent from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality.  Upon such declaration by the fiscal agent, the fiscal agent shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement.

After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the “Required Percentage”, by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.

Meeting of Holders of Debt Securities; Modification

The Fiscal Agency Agreement contains provisions for convening meetings of Securityholders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series.  Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution.  Such a meeting may be convened by the State Treasury and shall be convened by the fiscal agent upon the request in writing of Securityholders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.

As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as a supermajority of the Securityholders (namely, one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series) agrees to the change.

The quorum at any meeting of Securityholders convened to vote on an Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of Securityholders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved Matter may only be approved by an Extraordinary Resolution passed at a meeting of Securityholders at which one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series are present.  For these purposes, the holder of a Global Security shall be treated as two persons.  Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Securityholders, whether present or not.

A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Securityholders.

For these purposes:

“Extraordinary Resolution” means:

●	in relation to any Reserved Matter:

●
a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

●	a resolution in writing signed by or on behalf of Securityholders of not less than 75 percent of the aggregate principal amount of all outstanding Securities in the given series; and

●	in relation to any other matter:

●
a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of not less than 66⅔ percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

●	a resolution in writing signed by or on behalf of Securityholders of not less than 66⅔ percent of the aggregate principal amount of all outstanding Securities in the given series.

“Reserved Matter” means any proposal to:

●	change the due date for the payment of the principal of, or any installment or interest on, the Securities;

●	reduce the principal amount of the Securities;

●	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

●	reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

●
modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

(a)	the provisions of the other obligations or securities of the State Treasury or any other person resulting from the relevant exchange or substitution; or

(b)
if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest aggregate principal amount;

●	change the currency in which any amount in respect of the Securities is payable;

●
shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the Securities if, prior to such action, the State Treasury is not permitted to do so;

●	change the definition of “outstanding” with respect to the Securities;

●	change the governing law of the Securities;

●
change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury’s obligation under the Fiscal Agency Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury’s waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency Agreement;

●	reduce the proportion of the principal amount of the Securities that is required to constitute a quorum or for any request, demand, authorization, direction, notice, consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

●	change the obligation of the State Treasury to pay Additional Amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:

●	adding to the covenants of the State Treasury;

●	surrendering any right or power conferred upon the State Treasury;

●	securing the Securities of that series;

●	curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or

●
amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes.  These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.

Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price.  If purchases are made by tender, tenders must be available to all holders of Securities of the same series.  Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.

Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities (each a “Global Security”), which will be deposited with, or on behalf of, The Depository Trust Company, New York (“DTC”), and/or one or more other depositaries named in the prospectus supplement, such as Euroclear Bank S.A./N.V. (“Euroclear”), or Clearstream Banking, sociéte anonyme (“Clearstream”).  Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates.  DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC.  Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.  The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.

Upon the issuance of the Global Securities, the State Treasury expects that the depositary or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depositary or nominee, known as the participants.  Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants.  Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants).  The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form.  Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity.  As soon as possible thereafter, the fiscal agent will make such payments to the depositary or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depositary.  The State Treasury expects that the depositary or nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records.  The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants.  Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depositary or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security.  Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:

●	will not be entitled to have the Securities represented by such Global Security registered in their names;

●	will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and

●	will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities.  Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depositary or its nominee, as the holder of the Global Security, would be entitled to take, the depositary would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.

Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:

●	by the related depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or any other nominee of such depositary; or

●	by such depositary or any such nominee to another depositary for such Securities or its nominee or to a successor of the depositary or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:

●
the depositary, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depositary ceases to be a clearing agency registered under applicable law and a replacement depositary is not appointed within 90 days;

●	the State Treasury decides not to have all of the related Securities represented by such Global Security;

●	an Event of Default has occurred and is continuing; or

●	such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depositary shall direct.  Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities.  Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a ten-year limitation period on claims for principal and a three-year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as at which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof.  This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.

Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland.  The State Treasury will appoint the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security.  Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland, except for its sovereign immunity in connection with any actions arising out of or based on U.S. federal or state securities laws as further described below.  Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities.  However, the United States Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”), may provide an effective means of service and preclude granting sovereign immunity in such actions.

The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities.  Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment.  Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws.  In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.

ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State.  Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Poland.  The State Treasury will irrevocably submit to the jurisdiction of the federal and state courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws.  In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.  The State Treasury has been advised by White & Case, W. Daniłowicz, W. Jurcewicz i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure.

Foreign court judgments are recognizable under Article 1145 of the Polish Code of Civil Procedure (Kodeks postępowania cywilnego) and are enforceable in Poland under Article 1150 of the Polish Code of Civil Procedure unless they fail to satisfy the requirements listed in Article 1146 of the Polish Code of Civil Procedure or they are not enforceable in the country of their origin, with the exception of foreign court judgments that were issued in the countries with which Poland is bound by a relevant international treaty (bilateral or multilateral) and such treaty waives the application of the relevant provisions of the Polish Code of Civil Procedure.

Pursuant to Article 1145 of the Polish Code of Civil Procedure, judgments of foreign courts issued in civil cases are automatically recognized in Poland by operation of law unless there exists an exception as set forth in Article 1146 of the Code of Civil Procedure.

Pursuant to Article 1146, Section 1 of the Polish Code of Civil Procedure, a judgment issued by a foreign court will not be recognized, if:

(i)	it is not legally valid in the state where it was issued;

(ii)	it was issued in a case being under the exclusive jurisdiction of Polish courts;

(iii)	the defendant, who was not in dispute as to the essence of the case, has not received, duly and at a time making it possible to undertake defense, the letter starting the proceedings;

(iv)	a party was deprived of the possibility to defend itself in the course of proceedings;

(v)	a case for the same claim between the same parties was pending in Poland earlier than before the foreign court;

(vi)
it is contrary to an earlier legally valid judgment of a Polish court or an earlier legally valid judgment of a foreign court complying with the conditions of its recognition in Poland issued in a case for the same claim between the same parties; or

(vii)	recognition would be contrary to the basic principles of legal order in Poland.

Reciprocity in the recognition of judgments between Poland and the foreign court’s country is no longer necessary.

Recognition does not automatically bring about enforcement.  In order for a foreign judgment to be declared enforceable in Poland, it has to be enforceable in the country of its origin and should not fall under the conditions for the refusal of recognition set out in Article 1146 of the Polish Code of Civil Procedure.

Subject to the above, if all the relevant conditions are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland.  In addition, Polish law contains specific rules regarding the recognition and execution of judgments against assets of Poland.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws.

The State Treasury has appointed an authorized agent in New York City upon which service of process can be made.  As a result of the State Treasury’s appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs).  Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above.  To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law.  Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okręgowy) and such court is responsible for service upon the defendant.

TAXATION

Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.

The State Treasury may sell Securities to or through underwriters.  The State Treasury may also sell Securities directly to other purchasers or through agents.  These firms may also act as agents.  Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.

The Securities may be distributed from time to time in one or more transactions:

●	at a fixed price or prices which the State Treasury may change;

●	at market prices prevailing at the time of sale;

●	at prices related to prevailing market prices; or

●	at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters.  Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions.  Underwriters may sell securities to or through dealers.  The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.  Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions.  The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.

The Securities may be a new issue of Securities with no established trading market.  Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities.  However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice.  The State Treasury cannot assure you that there will be a liquid trading market for the Securities.

The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities.  These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act.

The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date.  The State Treasury will describe these arrangements in the prospectus supplement.  The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions.  The State Treasury must approve the institutions in all cases.  The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject.  The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swiętokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by White & Case LLP, 5 Old Broad Street, London EC2N 1DW, England, United States counsel for the State Treasury, and, as to Polish law, by White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Królewska Center, ul. Marszałkowska 142, 00-061 Warsaw, Poland, Polish counsel for the State Treasury.  Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement.  All statements in this prospectus or any prospectus supplement hereto, with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance, Republic of Poland and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the State Treasury in the United States is the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland.  All other information herein and in the Registration Statement of which this prospectus is a part, other than included under the caption “Plan of Distribution” herein, is included as a public official statement made on the authority of Jan Vincent-Rostowski, Minister of Finance of the Ministry of Finance.

FURTHER INFORMATION

The information set forth herein relating to Poland has been reviewed by Jan Vincent-Rostowski, Minister of Finance of the Ministry of Finance, and is included herein on his authority.

The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland.  The information for which the Central Statistical Office is cited as the source was provided by the Central Statistical Office of Poland and the information for which the Polish Agency for Foreign Investment is cited as the source was provided by the Polish Agency for Foreign Investment of Poland.

A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information.  The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

INDEX TO TABLES AND SUPPLEMENTARY INFORMATION

Page
State Treasury Internal Debt as at December 31, 2011
Marketable Treasury bonds with a maturity at issuance of more than a year	T-2
Retail Treasury bonds with a maturity at issuance of more than a year	T-3
State Treasury External Debt as at December 31, 2011 with a maturity at issuance of more than a year	T-6
State Guarantees and Sureties as at December 31, 2011 with a maturity at issuance of more than a year	T-8

State Treasury Internal Debt

Marketable Treasury bonds with a maturity at issuance of more than one year

As at December 31, 2011
Series Short Name	Issuance Date	Maturity Date	ISIN Code	Principal Amount (PLN)		Interest Rate (%)
				Issued	Outstanding

WZ0115	02/18/2011	01/25/2015	PL0000106480	19,255,452,000	19,255,452,000	Floating
WZ0118	02/16/2007	01/25/2018	PL0000104717	27,271,643,000	27,271,643,000	Floating
WZ0121	03/19/2010	01/25/2021	PL0000106068	16,056,967,000	16,056,967,000	Floating
Total				62,584,062,000	62,584,062,000
PP1013	03/17/2004	10/24/2013	PL0000103370	750,000,000	750,000,000	Floating

OK0112	06/05/2009	01/25/2012	PL0000105730	24,406,236,000	12,531,766,000	0.00
OK0712	11/13/2009	07/25/2012	PL0000105912	26,508,920,000	24,777,634,000	0.00
OK1012	04/09/2010	10/25/2012	PL0000106100	26,749,000,000	26,749,000,000	0.00
OK0113	10/08/2010	01/25/2013	PL0000106324	23,096,000,000	23,096,000,000	0.00
OK0713	04/15/2011	07/25/2013	PL0000106563	13,392,618,000	13,392,618,000	0.00
OK0114	08/12/2011	01/25/2014	PL0000106712	8,238,433,000	8,238,433,000	0.00
Total				122,391,207,000	108,785,451,000
PS0412	01/19/2007	04/25/2012	PL0000104659	27,469,388,000	24,206,212,000	4.75
PS0413	11/23/2007	04/25/2013	PL0000105037	21,860,011,000	21,860,011,000	5.25
PS0414	10/03/2008	04/25/2014	PL0000105433	29,570,737,000	29,570,737,000	5.75
PS0415	12/04/2009	04/25/2015	PL0000105953	29,324,002,000	29,324,002,000	5.50
PS0416	10/15/2010	04/25/2016	PL0000106340	23,768,304,000	23,768,304,000	5.00
PS1016	10/25/2011	10/25/2016	PL0000106795	6,832,586,000	6,832,586,000	4.75
Total				138,825,028,000	135,561,852,000
DS1013	10/24/2002	10/24/2013	PL0000102836	23,369,738,000	23,369,738,000	5.00
DS1015	10/24/2004	10/24/2015	PL0000103602	27,133,636,000	27,133,636,000	6.25
DS1017	10/25/2006	10/25/2017	PL0000104543	26,402,931,000	26,402,931,000	5.25
DS1019	10/25/2008	10/25/2019	PL0000105441	25,921,531,000	25,921,531,000	5.50
DS1020	04/16/2010	10/25/2020	PL0000106126	23,370,142,000	23,370,142,000	5.25
DS1021	07/25/2011	10/25/2021	PL0000106670	6,952,762,000	6,952,762,000	5.75
Total				133,150,740,000	133,150,740,000
WS0922	04/22/2002	09/23/2022	PL0000102646	25,297,743,000	25,297,743,000	5.75
WS0429	09/12/2008	04/25/2029	PL0000105391	6,730,246,000	6,730,246,000	5.75
WS0437	06/15/2007	04/25/2037	PL0000104857	1,387,200,000	1,387,200,000	5.00
Total				33,415,189,000	33,415,189,000
IZ0816 (1)	08/24/2004	08/24/2016	PL0000103529	12,290,679,000	11,470,679,000	3.00
IZ0823 (1)	08/25/2008	08/25/2023	PL0000105359	5,933,477,000	5,933,477,000	2.75
Total				18,224,156,000	17,404,156,000
___________
(1)	Issued and outstanding amounts in case of IZ series are presented at initial face value.
Source:  Ministry of Finance

State Treasury Internal Debt

Retail Treasury bonds with a maturity at issuance of more than one year

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
TZ0212	01/02/2009	01/02/2012	500.0	65.2	Floating
TZ0512	02/05/2009	02/05/2012	500.0	34.5	Floating
TZ0812	01/08/2009	01/08/2012	500.0	34.6	Floating
TZ1112	02/11/2009	02/11/2012	500.0	34.2	Floating
TZ0213	01/02/2010	01/02/2013	500.0	26.7	Floating
TZ0513	02/05/2010	02/05/2013	500.0	23.6	Floating
TZ0813	01/08/2010	01/08/2013	500.0	38.9	Floating
TZ1113	02/11/2010	02/11/2013	500.0	45.0	Floating
TZ0214	01/02/2011	01/02/2014	500.0	58.1	Floating
TZ0514	02/05/2011	02/05/2014	500.0	57.5	Floating
TZ0814	01/08/2011	01/08/2014	500.0	97.4	Floating
TZ1114	02/11/2011	02/11/2014	500.0	74.6	Floating
Total			6,000.0	590.2
COI0112	01/01/2008	4 years from date of purchase	100.0	82.8	Floating
COI0212	01/02/2008	4 years from date of purchase	200.0	29.7	Floating
COI0312	01/03/2008	4 years from date of purchase	200.0	28.7	Floating
COI0412	01/04/2008	4 years from date of purchase	200.0	61.5	Floating
COI0512	01/05/2008	4 years from date of purchase	200.0	27.5	Floating
COI0612	01/06/2008	4 years from date of purchase	200.0	33.5	Floating
COI0712	01/07/2008	4 years from date of purchase	200.0	75.7	Floating
COI0812	01/08/2008	4 years from date of purchase	200.0	66.6	Floating
COI0912	01/09/2008	4 years from date of purchase	200.0	61.4	Floating
COI1012	01/10/2008	4 years from date of purchase	200.0	99.4	Floating
COI1112	01/11/2008	4 years from date of purchase	500.0	55.6	Floating
COI1212	01/12/2008	4 years from date of purchase	500.0	46.8	Floating
COI0113	01/01/2009	4 years from date of purchase	500.0	21.6	Floating
COI0213	01/02/2009	4 years from date of purchase	500.0	22.0	Floating
COI0313	01/03/2009	4 years from date of purchase	500.0	60.8	Floating
COI0413	01/04/2009	4 years from date of purchase	500.0	41.3	Floating
COI0513	01/05/2009	4 years from date of purchase	500.0	45.1	Floating
COI0613	01/06/2009	4 years from date of purchase	500.0	54.8	Floating
COI0713	01/07/2009	4 years from date of purchase	500.0	37.2	Floating
COI0813	01/08/2009	4 years from date of purchase	500.0	22.8	Floating
COI0913	01/09/2009	4 years from date of purchase	500.0	38.9	Floating
COI1013	01/10/2009	4 years from date of purchase	500.0	32.9	Floating
COI1113	01/11/2009	4 years from date of purchase	500.0	31.2	Floating
COI1213	01/12/2009	4 years from date of purchase	500.0	42.4	Floating
COI0114	01/01/2010	4 years from date of purchase	500.0	31.0	Floating
COI0214	01/02/2010	4 years from date of purchase	500.0	42.4	Floating
COI0314	01/03/2010	4 years from date of purchase	500.0	39.5	Floating
COI0414	01/04/2010	4 years from date of purchase	500.0	15.1	Floating
COI0514	01/05/2010	4 years from date of purchase	500.0	15.1	Floating
COI0614	01/06/2010	4 years from date of purchase	500.0	15.0	Floating
COI0714	01/07/2010	4 years from date of purchase	500.0	13.3	Floating
COI0814	01/08/2010	4 years from date of purchase	500.0	24.1	Floating
COI0914	01/09/2010	4 years from date of purchase	500.0	15.6	Floating
COI1014	01/10/2010	4 years from date of purchase	500.0	15.1	Floating
COI1114	01/11/2010	4 years from date of purchase	500.0	28.9	Floating
COI1214	01/12/2010	4 years from date of purchase	500.0	20.2	Floating
COI0115	01/01/2011	4 years from date of purchase	500.0	10.4	Floating
COI0215	01/02/2011	4 years from date of purchase	500.0	34.6	Floating
COI0315	01/03/2011	4 years from date of purchase	500.0	29.8	Floating
COI0415	01/04/2011	4 years from date of purchase	500.0	26.3	Floating
COI0515	01/05/2011	4 years from date of purchase	500.0	42.7	Floating
COI0615	01/06/2011	4 years from date of purchase	500.0	25.0	Floating
COI0715	01/07/2011	4 years from date of purchase	500.0	31.1	Floating
COI0815	01/08/2011	4 years from date of purchase	500.0	54.2	Floating
COI0915	01/09/2011	4 years from date of purchase	500.0	52.8	Floating
COI1015	01/10/2011	4 years from date of purchase	500.0	26.9	Floating
COI1115	01/11/2011	4 years from date of purchase	500.0	28.9	Floating
COI1215	01/12/2011	4 years from date of purchase	500.0	40.2	Floating
Total			20,900.0	1,798.4
EDO1014	01/10/2004	10 years from date of purchase	100.0	5.0	Floating
EDO1114	01/11/2004	10 years from date of purchase	100.0	9.3	Floating
EDO1214	01/12/2004	10 years from date of purchase	100.0	27.0	Floating
EDO0115	03/01/2005	10 years from date of purchase	100.0	9.7	Floating
EDO0215	01/02/2005	10 years from date of purchase	100.0	11.6	Floating

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
EDO0315	01/03/2005	10 years from date of purchase	100.0	4.5	Floating
EDO0415	01/04/2005	10 years from date of purchase	100.0	6.0	Floating
EDO0515	02/05/2005	10 years from date of purchase	100.0	4.6	Floating
EDO0615	01/06/2005	10 years from date of purchase	100.0	3.6	Floating
EDO0715	01/07/2005	10 years from date of purchase	100.0	1.5	Floating
EDO0815	01/08/2005	10 years from date of purchase	100.0	1.3	Floating
EDO0915	01/09/2005	10 years from date of purchase	100.0	2.6	Floating
EDO1015	01/10/2005	10 years from date of purchase	100.0	1.1	Floating
EDO1115	02/11/2005	10 years from date of purchase	100.0	2.5	Floating
EDO1215	01/12/2005	10 years from date of purchase	100.0	4.6	Floating
EDO0116	01/01/2006	10 years from date of purchase	100.0	5.9	Floating
EDO0216	01/02/2006	10 years from date of purchase	100.0	4.4	Floating
EDO0316	01/03/2006	10 years from date of purchase	100.0	2.1	Floating
EDO0416	01/04/2006	10 years from date of purchase	100.0	1.3	Floating
EDO0516	01/05/2006	10 years from date of purchase	100.0	1.2	Floating
EDO0616	01/06/2006	10 years from date of purchase	100.0	1.2	Floating
EDO0716	01/07/2006	10 years from date of purchase	100.0	3.8	Floating
EDO0816	01/08/2006	10 years from date of purchase	100.0	5.0	Floating
EDO0916	01/09/2006	10 years from date of purchase	100.0	2.8	Floating
EDO1016	01/10/2006	10 years from date of purchase	100.0	2.3	Floating
EDO1116	01/11/2006	10 years from date of purchase	100.0	6.0	Floating
EDO1216	01/12/2006	10 years from date of purchase	100.0	8.3	Floating
EDO0117	01/01/2007	10 years from date of purchase	100.0	13.6	Floating
EDO0217	01/02/2007	10 years from date of purchase	100.0	11.4	Floating
EDO0317	01/03/2007	10 years from date of purchase	100.0	5.9	Floating
EDO0417	01/04/2007	10 years from date of purchase	100.0	4.1	Floating
EDO0517	01/05/2007	10 years from date of purchase	100.0	13.2	Floating
EDO0617	01/06/2007	10 years from date of purchase	100.0	5.6	Floating
EDO0717	01/07/2007	10 years from date of purchase	100.0	10.2	Floating
EDO0817	01/08/2007	10 years from date of purchase	100.0	15.4	Floating
EDO0917	01/09/2007	10 years from date of purchase	100.0	30.9	Floating
EDO1017	01/10/2007	10 years from date of purchase	100.0	23.5	Floating
EDO1117	01/11/2007	10 years from date of purchase	100.0	35.0	Floating
EDO1217	01/12/2007	10 years from date of purchase	200.0	82.8	Floating
EDO0118	01/01/2008	10 years from date of purchase	200.0	77.4	Floating
EDO0218	01/02/2008	10 years from date of purchase	200.0	27.9	Floating
EDO0318	01/03/2008	10 years from date of purchase	200.0	44.7	Floating
EDO0418	01/04/2008	10 years from date of purchase	200.0	27.2	Floating
EDO0518	01/05/2008	10 years from date of purchase	200.0	24.5	Floating
EDO0618	01/06/2008	10 years from date of purchase	200.0	16.7	Floating
EDO0718	01/07/2008	10 years from date of purchase	200.0	43.8	Floating
EDO0818	01/08/2008	10 years from date of purchase	200.0	62.8	Floating
EDO0918	01/09/2008	10 years from date of purchase	200.0	42.6	Floating
EDO1018	01/10/2008	10 years from date of purchase	200.0	167.6	Floating
EDO1118	01/11/2008	10 years from date of purchase	500.0	63.9	Floating
EDO1218	01/12/2008	10 years from date of purchase	500.0	71.4	Floating
EDO0119	01/01/2009	10 years from date of purchase	500.0	59.1	Floating
EDO0219	01/02/2009	10 years from date of purchase	500.0	34.4	Floating
EDO0319	01/03/2009	10 years from date of purchase	500.0	80.4	Floating
EDO0419	01/04/2009	10 years from date of purchase	500.0	55.6	Floating
EDO0519	01/05/2009	10 years from date of purchase	500.0	59.7	Floating
EDO0619	01/06/2009	10 years from date of purchase	500.0	74.3	Floating
EDO0719	01/07/2009	10 years from date of purchase	500.0	91.3	Floating
EDO0819	01/08/2009	10 years from date of purchase	500.0	57.2	Floating
EDO0919	01/09/2009	10 years from date of purchase	500.0	80.5	Floating
EDO1019	01/10/2009	10 years from date of purchase	500.0	94.3	Floating
EDO1119	01/11/2009	10 years from date of purchase	500.0	58.8	Floating
EDO1219	01/12/2009	10 years from date of purchase	500.0	94.2	Floating
EDO0120	01/01/2010	10 years from date of purchase	500.0	104.1	Floating
EDO0220	01/02/2010	10 years from date of purchase	500.0	112.9	Floating
EDO0320	01/03/2010	10 years from date of purchase	500.0	159.8	Floating
EDO0420	01/04/2010	10 years from date of purchase	500.0	17.5	Floating
EDO0520	01/05/2010	10 years from date of purchase	500.0	27.0	Floating
EDO0620	01/06/2010	10 years from date of purchase	500.0	17.2	Floating
EDO0720	01/07/2010	10 years from date of purchase	500.0	25.7	Floating
EDO0820	01/08/2010	10 years from date of purchase	500.0	21.8	Floating
EDO0920	01/09/2010	10 years from date of purchase	500.0	19.6	Floating
EDO1020	01/10/2010	10 years from date of purchase	500.0	40.7	Floating
EDO1120	01/11/2010	10 years from date of purchase	500.0	21.4	Floating
EDO1220	01/12/2010	10 years from date of purchase	500.0	27.2	Floating
EDO0121	01/01/2011	10 years from date of purchase	500.0	28.6	Floating
EDO0221	01/02/2011	10 years from date of purchase	500.0	68.8	Floating

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
EDO0321	01/03/2011	10 years from date of purchase	500.0	51.3	Floating
EDO0421	01/04/2011	10 years from date of purchase	500.0	37.9	Floating
EDO0521	01/05/2011	10 years from date of purchase	500.0	32.1	Floating
EDO0621	01/06/2011	10 years from date of purchase	500.0	24.7	Floating
EDO0721	01/07/2011	10 years from date of purchase	500.0	35.8	Floating
EDO0821	01/08/2011	10 years from date of purchase	500.0	36.3	Floating
EDO0921	01/09/2011	10 years from date of purchase	500.0	30.8	Floating
EDO1021	01/10/2011	10 years from date of purchase	500.0	22.2	Floating
EDO1121	01/11/2011	10 years from date of purchase	500.0	45.6	Floating
EDO1221	01/12/2011	10 years from date of purchase	500.0	38.6	Floating
Total			25,000.0	2,948.8
DOS0112	01/01/2010	2 years from date of purchase	1,000.0	243.3	4.75%
DOS0212	01/02/2010	2 years from date of purchase	1,000.0	77.7	4.50%
DOS0312	01/03/2010	2 years from date of purchase	1,000.0	86.8	4.50%
DOS0412	01/04/2010	2 years from date of purchase	1,000.0	60.1	4.25%
DOS0512	01/05/2010	2 years from date of purchase	1,000.0	47.7	4.00%
DOS0612	01/06/2010	2 years from date of purchase	1,000.0	69.3	4.00%
DOS0712	01/07/2010	2 years from date of purchase	1,000.0	122.1	4.00%
DOS0812	01/08/2010	2 years from date of purchase	1,000.0	132.0	4.00%
DOS0912	01/09/2010	2 years from date of purchase	1,000.0	92.5	4.00%
DOS1012	01/10/2010	2 years from date of purchase	1,000.0	134.0	4.00%
DOS1112	01/11/2010	2 years from date of purchase	1,000.0	107.1	4.00%
DOS1212	01/12/2010	2 years from date of purchase	1,000.0	91.6	4.00%
DOS0113	01/01/2011	2 years from date of purchase	1,000.0	61.3	4.00%
DOS0213	01/02/2011	2 years from date of purchase	1,000.0	94.4	4.50%
DOS0313	01/03/2011	2 years from date of purchase	1,000.0	142.6	4.50%
DOS0413	01/04/2011	2 years from date of purchase	1,000.0	92.7	4.50%
DOS0513	01/05/2011	2 years from date of purchase	1,000.0	94.4	4.50%
DOS0613	01/06/2011	2 years from date of purchase	1,000.0	84.8	4.50%
DOS0713	01/07/2011	2 years from date of purchase	1,000.0	65.1	4.50%
DOS0813	01/08/2011	2 years from date of purchase	1,000.0	69.0	4.50%
DOS0913	01/09/2011	2 years from date of purchase	1,000.0	68.4	4.50%
DOS1013	01/10/2011	2 years from date of purchase	1,000.0	59.2	4.50%
DOS1113	01/11/2011	2 years from date of purchase	1,000.0	79.9	4.50%
DOS1213	01/12/2011	2 years from date of purchase	1,000.0	136.9	4.50%
Total			24,000.0	2,312.9
____________
1)
A series with a maturity date expressed as being a date falling a specified time after the “date of purchase” will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

Source:  Ministry of Finance

State Treasury External Debt

With a maturity at issuance of more than one year

	As at December 31, 2011
				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate		Floating Rate	Interest Rate(1)
				(U.S.$ millions)
Paris Club Creditors	JPY	1991	2014	79.5		—	3.407
Other External Creditors(2)
Collateralized Par Bonds	U.S.$	1994	2024	178.5		—	4.00	(3)
Collateralized RSTA Bonds	U.S.$	1994	2024	118.5		—	4.75	(3)
$100 million 7.75% Notes	U.S.$	1997	2017	100.0		—	7.750
EUR 744 million 5.5% Notes	EUR	2002	2012	961.6		—	5.500
$1.4 billion 6.25% Notes	U.S.$	2002	2012	1,362.9		—	6.250
EUR 3 billion 4.5% Notes	EUR	2003	2013	3,877.3		—	4.500
$1 billion 5.25% Notes	U.S.$	2003	2014	1,000.0		—	5.250
¥6.8 billion 2.6475% Notes	JPY	2004	2034	87.7		—	2.6475
¥16.8 billion 3.22% Notes	JPY	2004	2034	216.7		—	3.220
EUR 5.25 billion 4.2% Notes	EUR	2005	2020	6,785.3		—	4.200
EUR 500 million 4.45% Notes	EUR	2005	2035	646.2		—	4.450
CHF1.5 billion 2.625% Notes	CHF	2005	2015	1,594.8		—	2.625
¥75 billion 1.0% Notes	JPY	2005	2012	967.4		—	1.000
EUR 500 million 4.25% Notes	EUR	2005	2055	646.2		—	4.250
$81.81 million 3m Libor + 0.115% Notes	U.S.$	2005	2015	—		81.8	Floating
$1 billion 5.0% Notes	U.S.$	2005	2015	1,000.0		—	5.000
$100 million 5.408% Notes	U.S.$	2005	2035	100.0		—	5.408
¥50 billion 2.24% Notes	JPY	2005	2021	645.0		—	2.240
EUR 3 billion 3.625% Notes	EUR	2006	2016	3,877.3		—	3.625
¥25 billion 2.06% Notes	JPY	2006	2016	322.5		—	2.060
¥60 billion 2.62% Notes	JPY	2006	2026	774.0		—	2.620
EUR 1.5 billion 4.5% Notes	EUR	2007	2022	1,938.7		—	4.500
CHF725 million 2.875% Notes	CHF	2007	2012	770.8		—	2.875
CHF1 billion 3.25% Notes	CHF	2007	2019	1,063.2		—	3.250
¥50 billion 2.81% Notes	JPY	2007	2037	645.0		—	2.810
CHF250 million 3.625% Notes	CHF	2008	2017	265.8		—	3.625
¥25 billion 3.3% Notes	JPY	2008	2038	322.5		—	3.300
EUR 2 billion 5.625% Notes	EUR	2008	2018	2,584.9		—	5.625
EUR 1.75 billion 5.875% Notes	EUR	2009	2014	2,261.8		—	5.875
$3.5 billion 6.375% Notes	U.S.$	2009	2019	3,500.0		—	6.375
CHF750 million 3.0% Notes	CHF	2009	2014	797.4		—	3.000
EUR 500 million 4.675% Notes	EUR	2009	2019	646.2		—	4.675
EUR 410 million 5.125% Notes	EUR	2009	2024	529.9		—	5.125
¥23.3 billion 1.92% Notes	JPY	2009	2012	300.6		—	1.920
¥21.5 billion 2.34% Notes	JPY	2009	2014	277.3		—	2.340
EUR 3 billion 5.25% Notes	EUR	2010	2025	3,877.3		—	5.250
EUR 1.25 billion 3.75% Notes	EUR	2010	2017	1,615.6		—	3.750
CHF625 million 2.125% Notes	CHF	2010	2014	664.5		—	2.125
$1.5 billion 3.875% Notes	U.S.$	2010	2015	1,500.0		—	3.875
EUR 2.0 billion 4.0% Notes	EUR	2010	2021	2,584.9		—	4.000
¥28 billion 3.0% Notes	JPY	2011	2026	361.2		—	3.000
CHF350 million 2.75% Notes	CHF	2011	2016	372.1		—	2.750
$2.0 billion 5.125% Notes	U.S.$	2011	2021	2,000.0		—	5.125
EUR 460 million 5.361% Notes	EUR	2011	2026	594.5		—	5.361
¥25 billion 1.25% Notes	JPY	2011	2015	322.5		—	1.250
$2.0 billion 5.0% Notes	U.S.$	2011	2022	2,000.0		—	5.000
European Investment Bank (1.6784)	U.S.$	1993	2013	2.5	(4)	—	6.80	(5)
European Investment Bank (1.7728)	EUR	1994	2014	32.3	(4)	—	5.80	(5)
European Investment Bank (1.8856)	EUR	1996	2016	43.1	(4)	—	5.38	(5)
European Investment Bank (1.9949)	EUR	1998	2022	168.5	(4)	—	4.80	(5)
European Investment Bank (1.7567)	EUR	1998	2018	84.1	(4)	—	4.50	(5)
European Investment Bank (1.7701)	EUR	1998	2018	60.4	(4)	—	4.10	(5)
European Investment Bank (1.7569)	EUR	1998	2018	72.9	(4)	—	3.75	(5)
European Investment Bank (20.554)	EUR	2000	2019	21.4	(4)	—	4.94	(5)
European Investment Bank (20.574)	EUR	2000	2020	33.7	(4)	—	4.40	(5)
European Investment Bank (21.223)	EUR	2001	2020	37.7	(4)	—	3.90	(5)
European Investment Bank (21.153)	EUR	2001	2020	134.4	(4)	—	3.62	(5)
European Investment Bank (21.229)	EUR	2001	2020	126.7	(4)	—	4.27	(5)
European Investment Bank (21.424)	EUR	2001	2031	301.0	(4)	—	4.36	(5)
European Investment Bank (21.605)	EUR	2002	2026	89.5	(4)	—	4.47	(5)
European Investment Bank (22.290)	EUR	2003	2030	628.0	(4)	—	4.21	(5)
European Investment Bank (22.070)	EUR	2003	2032	64.7	(4)	—	4.62	(5)
European Investment Bank (22.724)	EUR	2004	2017	187.2	(4)	—	3.69	(5)

	As at December 31, 2011
				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate		Floating Rate		Interest Rate(1)
				(U.S.$ millions)
European Investment Bank (22.900)	EUR	2004	2017	280.8	(4)	—		3.69	(5)
European Investment Bank (22.896)	EUR	2004	2025	187.1	(4)	—		4.88	(5)
European Investment Bank (23.379)	EUR	2005	2013	323.4	(4)	—		3.75	(5)
European Investment Bank (23.646)	EUR	2006	2019	562.8	(4)	—		4.25	(5)
European Investment Bank (23.715)	EUR	2006	2027	452.7	(4)	—		4.51	(5)
European Investment Bank (24.128)	EUR	2007	2039	75.0	(4)	—		3.20	(5)
European Investment Bank (24.308)	EUR	2007	2016	614.4	(4)	—		4.07	(5)
European Investment Bank (24.519)	EUR	2008	2018	776.1	(4)	—		4.03	(5)
European Investment Bank (25.093)	EUR	2009	2019	—		873.1	(4)	Floating
European Investment Bank (25.771-01)	EUR	2010	2020	—		776.1	(4)	Floating
European Investment Bank (25.771-02)	EUR	2011	2025	1,293.5	(4)	—		3.72
European Investment Bank (31.785)…..	EUR	2011	2021	—		181.1	(4)	Floating
European Investment Bank (31.786)…..	EUR	2011	2021	—		388.0	(4)	Floating
World Bank	U.S.$	1996	2013	—		4.2		Floating
World Bank	EUR	1996	2013	—		4.1	(4)	Floating
World Bank	U.S.$	1997	2012	—		15.0		Floating
World Bank	EUR	1997	2012	—		17.9	(4)	Floating
World Bank	U.S.$	1997	2012	—		19.8		Floating
World Bank	EUR	1999	2014	—		90.5	(4)	Floating
World Bank	EUR	2000	2015	—		53.1	(4)	Floating
World Bank	EUR	2000	2016	—		14.5	(4)	Floating
World Bank	EUR	2004	2014	—		128.5	(4)	Floating
World Bank	EUR	2004	2014	—		206.7	(4)	Floating
World Bank	EUR	2004	2018	—		28.6	(4)	Floating
World Bank	EUR	2005	2018	—		64.2	(4)	Floating
World Bank	EUR	2006	2021	—		84.8	(4)	Floating
World Bank	EUR	2006	2020	—		175.1	(4)	Floating
World Bank	EUR	2007	2021	—		24.1	(4)	Floating
World Bank	EUR	2008	2038	—		1,260.1	(4)	Floating
World Bank	EUR	2009	2039	—		1,292.4	(4)	Floating
World Bank	EUR	2010	2030	—		1,292.4	(4)	Floating
World Bank	EUR	2011	2031	—		969.3	(4)	Floating
Council of Europe Development Bank	EUR	1999	2014	3.5	(4)	—		4.55
Council of Europe Development Bank	EUR	1999	2014	4.2	(4)	—		5.57
Council of Europe Development Bank	EUR	1999	2014	7.0	(4)	—		5.56
Council of Europe Development Bank	EUR	2000	2015	1.8	(4)	—		5.99
Council of Europe Development Bank	EUR	2000	2015	12.6	(4)	—		5.78
Council of Europe Development Bank	EUR	2000	2015	3.4	(4)	—		5.78
Council of Europe Development Bank	EUR	2001	2016	7.2	(4)	—		5.31
Council of Europe Development Bank	EUR	2001	2016	4.7	(4)	—		5.41
Council of Europe Development Bank	EUR	2002	2017	4.6	(4)	—		4.98
Council of Europe Development Bank	EUR	2002	2017	0.1	(4)	—		4.59
Council of Europe Development Bank	EUR	2001	2016	54.6	(4)	—		5.33
Council of Europe Development Bank	EUR	2001	2016	15.8	(4)	—		5.35
Council of Europe Development Bank	EUR	2002	2016	32.5	(4)	—		5.4425
Council of Europe Development Bank	EUR	2002	2017	9.4	(4)	—		5.2
Council of Europe Development Bank	EUR	2003	2018	—		22.6	(4)	Floating
Council of Europe Development Bank	EUR	2005	2020	—		5.8	(4)	Floating
Council of Europe Development Bank	EUR	2005	2020	—		2.9	(4)	Floating
Council of Europe Development Bank	EUR	2006	2021	22.6	(4)	—		4.29
Council of Europe Development Bank	EUR	2008	2033	—		1.3	(4)	Floating
Council of Europe Development Bank	EUR	2009	2024	—		6.5	(4)	Floating
Council of Europe Development Bank	EUR	2010	2025	—		9.0	(4)	Floating
Council of Europe Development Bank	EUR	2005	2020	—		2.9	(4)	Floating
Other loans	JPY	1990	2015	52.2		—		2.90
TOTAL				63,922.3		8,190.4
____________
In this table “EUR” means Euro, “U.S.$” means United States dollar, “JPY” means Japanese yen and “CHF” means Swiss franc.
(1)	The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.
(2)	External debt payable to international finance institutions is generally payable in installments over the life of the loans; the remainder is repayable in a single installment at maturity.
(3)	Increasing in stages to 5.00% in 2015.
(4)	The exchange rate as at December 31, 2011.
(5)	The interest rate of the last tranche.
Source:  Ministry of Finance

State Guarantees and Sureties

With a maturity at issuance of more than one year

	As at December 31, 2011
	Maturities
	2012	2013	2014	2015	2016	2017
	(PLN millions)
Foreign guarantees	1,639.5	2,383.5	2,525.6	1,790.1	1,869.9	1,720.1
Domestic sureties and guarantees	2,696.5	1,661.9	8,872.6	1,194.1	1,332.7	1,556.7
TOTAL	4,336.0	4,045.5	11,398.2	2,984.2	3,202.6	3,276.8
____________
Source:  Ministry of Finance

ISSUER
The State Treasury of the Republic of Poland Ministry of Finance ul. Świętokrzyska 12 00-916 Warsaw Poland
FISCAL AGENT
Citibank N.A., London Citigroup Centre Canada Square London E14 5LB England
LEGAL ADVISERS
To the Republic of Poland as to United States law:	To the Republic of Poland as to Polish law:
White & Case LLP 5 Old Broad Street London EC2N 1DW England	White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy -Kancelaria Prawna Spółka Komandytowa Centrum Królewska ul. Marszałkowska 142 00-061 Warsaw Poland
LUXEMBOURG LISTING, PAYING AND TRANSFER AGENT
Dexia Banque Internationale à Luxembourg, société anonyme 69 route d’Esch L-2953 Luxembourg Luxembourg

PART II

(As required by Items (11) and (14) of Schedule B of the Securities Act of 1933)

I.
An itemized statement showing estimated expenses of the State Treasury, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue of securities will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

II.
The issuer hereby agrees to furnish a copy of the opinion of the Director of the Legal Department of the Ministry of Finance, Republic of Poland as to the legality of each issue of the securities in post-effective amendments to this Registration Statement or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement, in each case together with a translation, where necessary, into the English language.

UNDERTAKINGS

The State Treasury hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; and

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the State Treasury shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as at the time it was declared effective.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

(1)	Facing Sheet;

(2)	Cross Reference Sheet;

(3)	Part I, consisting of the Prospectus;

(4)	Part II, consisting of pages numbered II-1 through II-4; and

(5)	The following exhibits:

(A)	Form of Fiscal Agency Agreement

(B)	Form of Note (attached to the form of Fiscal Agency Agreement under A above)

(C)	Form of Underwriting Agreement

(D)	Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland as to the legality of the Securities

(E)
Opinions of White & Case LLP, U.S. counsel, and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Securities

(F)	The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))

(G)	The consents of White & Case LLP and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy - Kancelaria Prawna Spółka Komandytowa (included in (E))

(H)	The consent of Dominik Radziwiłł, Undersecretary of State in the Ministry of Finance, Republic of Poland (included on page II-3)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Warsaw on June 1, 2012.

THE STATE TREASURY OF THE REPUBLIC OF POLAND,
represented by the Minister of Finance

By	/s/ Dominik Radziwiłł
Name:	Dominik Radziwiłł(1)
Title:	Undersecretary of State in the Ministry of Finance, Republic of Poland
__________

(1)	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

EXHIBIT INDEX

Exhibit Number	Description
A	Form of Fiscal Agency Agreement
B	Form of Note (attached to the form of Fiscal Agency Agreement under A above)
C	Form of Underwriting Agreement
D	Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland
E
Opinions of White & Case LLP, U.S. counsel, and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy-Kancelaria Prawna Spółka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Notes

F	The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))
G	The consents of White & Case LLP and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy - Kancelaria Prawna Spółka Komandytowa (included in (E))
H	The consent of Dominik Radziwiłł, Undersecretary of State in the Ministry of Finance, Republic of Poland (included on page II-3)
__________

II-4